Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	2010 Financial Report

Item 1

MANAGEMENT REPORT 2010

Dear Shareholders,

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) hereby presents the Management Report and Financial Statements for the fiscal year 2010. This information is accompanied by an independent auditor’s report with an unqualified opinion (clean opinion), which was discussed and reviewed by the Management.

COMPANY PROFILE

Ultrapar is a Brazilian business group with more than 70 years of history, with leading position in the markets in which it operates: fuel distribution through Ultragaz and Ipiranga, specialty chemicals through Oxiteno and storage for liquid bulk through Ultracargo.

With 8.9 thousand employees by the end of 2010, Ultrapar has activities in the entire Brazilian territory and, through Oxiteno, operates in Mexico and Venezuela and has business offices in Argentina, Belgium and the United States.

Over the last years, as a result of the consistent strategic planning and execution, Ultrapar made a series of acquisitions and investments that led the company to achieve a new level of financial and operational scale. The excellence in management and the focus on value creation, combined with its strong fundamentals and the resilient nature of its businesses, enabled Ultrapar to attain record levels of EBITDA and net earnings in 2010, with growth rates of 24% and 74%, respectively, over the previous year, reaching 18 consecutive quarters of EBITDA growth and presenting one of the highest appreciations in the year among the companies part of Ibovespa index. With these results obtained in 2010, we accumulated over the last 10 years an average annual growth of 19% in EBITDA and 20% in net earnings.

Ultrapar has been listed at the BM&FBOVESPA – São Paulo Securities, Commodities and Future Exchange and at the NYSE – New York Stock Exchange since 1999. In 2010, Ultrapar was ranked the first among the 50 companies with the highest growth rate in the energy segment in the world, a ranking prepared by Platts, consulting firm specialized in the sector.

ECONOMIC AND OPERATIONAL ENVIRONMENT

The year 2010 was marked by the strong growth of the Brazilian economy, with highlights to the low unemployment rates, expansion in income and total wages and higher credit availability, which reached in December a record level of 47% of the GDP. The gross domestic product grew by 8% as of September year-to-date, according to the latest published data, driven by the good performance of the retail, automotive and civil construction sectors. In 2010, the automotive industry reached a new sales record, with an 11% increase in the number of light vehicles licensed. In the financial market, the effects of the strong economic growth in Brazil, together with the public offering of Petrobras in the third quarter, resulted in a record of foreign investments inflow of US$ 48 billion to Brazil during 2010, contributing to a 12% appreciation of the Real against the US dollar, which ended the year at R$ 1.67/US$. In the international environment, the slower recovery in the economy of certain countries, particularly developed countries, led to a relative stability in oil prices during the first nine months of 2010. From the 4Q10 onwards, the higher demand, as a result of more severe winter in the northern hemisphere and the progression in the global economic growth resulted in soaring oil prices, which accumulated an 18% growth during the period and ended the year quoted at US$ 92/barrel, up 23% from 2009.

(1) Source: Brazilian Central Bank (forecast)

ULTRAPAR IN 2010

Highlights of the year

The larger scale of operations, derived from investments made in the last years, the prudence in financial management and results- and value creation oriented culture enabled Ultrapar to achieve record levels of results in 2010, enhanced by the strong growth presented by the Brazilian economy.

Ipiranga, which completed the acquisition of Texaco in 2009, consolidated in 2010 the capture of expected benefits in its results in a period shorter than that initially estimated. The integration of Texaco enabled the acceleration of its expansion strategy through converting unbranded stations to Ipiranga’s brand and opening of new gas stations, as well as through the acquisition of Distribuidora Nacional de Petróleo Ltda. (“DNP”), the fourth largest fuel distributor in the north region of Brazil. Additionally, as part of its differentiation strategy, Ipiranga also added 188 new units to its am/pm and Jet Oil franchise network in 2010, and opened 18 bakeries in its convenience stores.

At Oxiteno, the capacity expansions made in recent years were focused in segments with growth rates higher than that presented by the economy, making the strong expansion in the volume sold and better sales mix possible, with an increased share of specialty chemicals. Furthermore, the relative stability in raw materials prices, especially ethylene, contributed to Oxiteno’s margin recovery process, resulting in a significant growth in its 2010 result, even with the stronger Real.

Ultracargo completed the sale of its road transportation, solid bulk storage and in-house logistics businesses, concentrating on its liquid bulk storage business, segment in which it holds a leading position with outstanding differentials. Focusing on the storage activities, Ultracargo accelerated the pace of expansion of its terminals and consequent profitability growth. The three main terminals of Ultracargo – Aratu, Santos and Suape – currently have investment projects in different phases of execution that will result in an expansion equivalent to 15% of the company's existing capacity.

Ultragaz continued to benefit from the operational efficiency programs implemented in the past years, with a focus on strengthening the relationship and enhancing the quality of resellers. In parallel, the greater dynamism of the economy positively reflected in the sales of bulk LPG, segment in which Ultragaz is a renowned leader, and to which the larger part of its investments was directed this year.

As a result of the positive progression in all businesses, Ultrapar presented record levels of revenue, EBITDA and net earnings in 2010. The net revenue of Ultrapar was R$ 42 billion in 2010, an 18% increase over 2009. Ultrapar’s consolidated EBITDA reached R$ 1,776 million in 2010, a growth of 24% over 2009. Net earnings amounted to R$ 765 million in the year, 74% higher than the previous year’s. The 2010 net debt to EBITDA ratio was 1.2 - lower than the 1.5 ratio of the end of 2009 - reflecting the increase in earnings and cash generation.

The progression of our results and financial position in recent years prove our good track record in all the moments of the economic cycles. In 2009, a year marked by the effects of the world economic crisis, the resilient nature of our businesses and the investments made allowed us to continue our growth trajectory even facing a more challenging context. In 2010, in a completely different environment, with a greater dynamism of the economy, our businesses also grew leveraged on the GDP growth, as it can be seen in the higher sales of diesel, LPG for the bulk segment, specialty chemicals in the domestic market and in the liquid bulk storage.

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Ultrapar – Highlights in 2010

Acquisitions, Investments and Divestments

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In July, Ultracargo completed the sale of its road transportation, solid bulk storage and in-house logistics businesses for R$ 80 million, concentrating on the liquid bulk storage business, segment in which it holds a leading position with outstanding differentials.

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In November, Ipiranga completed the acquisition of Distribuidora Nacional de Petróleo Ltda. for R$ 85 million, adding 110 gas stations to its network, consolidating as the second largest fuel distributor in the North region, following its expansion strategy in the North, Northeast and Mid-West regions of Brazil.

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Net investments (ex-acquisitions) increased 45% to R$ 848 million in 2010, starting a new expansion cycle, aiming to capture the opportunities arising from the continuity of the Brazilian economic dynamism and to grow through scale, technological differentiation and productivity gains.

Results

✓	Consolidated net sales of Ultrapar exceeds R$ 42 billion in 2010, an 18% increase compared with that of 2009.

✓	Record EBITDA of R$ 1,766 million in 2010, a growth of 24% over the previous year.

✓	Ultrapar’s net earnings reach the record level of R$ 765 million in 2010, a 74% increase compared with that reported in 2009.

Capital markets

✓	The shares of Ultrapar presented a 31% and 38% appreciation in 2010 at the BM&FBOVESPA and the NYSE, respectively, while the respective indexes presented a 1% and 11% appreciation.

✓	Ultrapar reached a market value of R$ 14 billion by the end of 2010, 31% higher than that observed in 2009.

✓	Dividends declared in the amount of R$ 429 million, equivalent to a 56% payout over 2010 net earnings and to a 4% dividend yield.

✓
In 2010, Ultrapar was selected once more to be part of the portfolio of the Corporate Sustainability Index (ISE) of BM&FBOVESPA, comprised of companies with renowned commitment to social and environmental responsibility, corporate governance and sustainability.

Financial soundness

✓	Consistent cash generation allows the decrease of the net debt to EBITDA ratio from 1.5 by the end of 2009 to 1.2 by the end of 2010.

✓	Reduction of the cost of debt through new financing, bringing the consolidated cost of debt to levels lower than the market references.

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Investments

The more dynamic economic environment in 2010 reflected in attractive opportunities for all Ultrapar’s businesses. The organic investments were made focusing on the growth through scale, technological differentiation, modernization of existing facilities and productivity gains. The year 2010 was also marked by the capture of synergies from the acquisition of Texaco and by the initial benefits derived from the expansions at Oxiteno.

Ultrapar’s investments decision follows a strict policy under which all the investments are evaluated with the use of managerial tools, notably the EVA® (Economic Value Added), metric also used to set the variable compensation of executives. Besides the deep analysis and criteria in the conception, the careful implementation by Ultrapar of the approved investments is key to ensure value creation.

Ultrapar’s investments in 2010, net of disposals, totaled R$ 815 million, of which R$ 848 million were related to organic investments and R$ 33 million were related to the sale of the road transportation, solid bulk storage and in-house logistics businesses, partially offset by the initial disbursement for the acquisition of DNP.

Regarding organic investments, Ipiranga invested R$ 383 million in 2010, mainly in the conversion of unbranded service stations, new service stations, and renewal and improvement of the distribution network, in order to strengthen its strategic positioning and to increase its operating scale. Of the total amounted invested, R$ 376 million were related to additions to property, plant and equipment and intangible assets, and R$ 7 million were related to financing to clients, net of repayments.

Oxiteno invested in 2010 R$ 227 million, mainly in the expansion of the ethylene oxide unit in Camaçari, which will be completed in 2011, and in the conclusion of the expansion of the ethoxylation production capacity at the Camaçari plant, which started operating in late 2010, increasing Oxiteno’s ethoxylates capacity by 70 thousand tons per year.

Ultracargo invested R$ 62 million in 2010, mainly to expand the Suape terminal, which will add 30 thousand cubic meters to Ultracargo’s capacity and is expected to start up in 2Q11, and the modernization of its terminals.

At Ultragaz, R$ 157 million were invested in 2010, mainly in new clients in the bulk segment, which is linked to the economic performance, and in the renewal of LPG bottles.

In 2010, Ultracargo completed the sale of its road transportation, solid bulk storage and in-house logistics businesses, with a net receipt of R$ 80 million, concentrating on its liquid bulk storage business. Ipiranga completed in November 2010 the acquisition of DNP, the fourth largest fuel distributor in the North region of Brazil, thus reinforcing its strategy of expansion to the North, Northeast and Midwest regions of Brazil, where the consumption growth rate has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast regions. An amount of R$ 47 million was paid in November 2010 in connection with the acquisition of DNP. The remaining portion will be paid after the completion of the calculation of the working capital and indebtedness existing on the closing date, completion expected to occur in 1Q11.

Ultrapar’s 2011 investment plan, excluding acquisitions, amounts to R$ 1,044 million and aims at growth through increased scale, technological differentiation and productivity gains, as well as modernizing existing operations. The increase in investments over 2010 reflects the opportunities arising from the continued dynamism of the Brazilian economy and the implementation of strategic initiatives specific to each business unit.

Organic investments plan for 20111	R$ million
Ipiranga	548
Oxiteno	153
Ultracargo	146
Ultragaz	171
Outros²	26
Total	1,044
1 Net of disposals 2 Includes mainly RPR and corporate IT services

At Ipiranga, investments will be directed to the expansion and renewal of its service stations, franchise network and  facilities, focusing the expansion in the North, Northeast and Midwest regions of Brazil. Out of Ipiranga’s total investment budget, R$ 520 million refer to additions to property, plant and equipment and intangible assets and R$ 29 million refer to financing to clients, net of repayments. At Oxiteno, the significant reduction in investments reflects the conclusion of an expansion cycle, with R$ 87 million directed to expansion projects, mainly the conclusion of the ethylene oxide plant in Camaçari, adding 90 thousand tons/year to the current capacity. Ultracargo’s investments will be directed to expansions in Santos, Suape and Aratu terminals, adding 98 thousand m³ to Ultracargo’s storage capacity, an addition equivalent to 15% of its current capacity, with start-ups scheduled for 2011 and 2012. At Ultragaz, investments will be mainly dedicated to

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the expansion of UltraSystem (small bulk), as a result of the higher level of economic activity and the prospects for capturing new clients, to the expansion and modernization of bottling facilities and to the replacement of LPG bottles and tanks.

Capital markets

Ultrapar ended 2010 with a market value of R$ 14 billion, 31% higher than that of 2009. The greater dynamism of the economy, the benefits from the investments made and the growth and value creation potential of its businesses resulted in a 31% appreciation of Ultrapar’s shares in 2010, one of the five highest stock appreciations among the companies that are part of the Ibovespa index in the year. In the same period, Ibovespa presented a 1% appreciation. At the NYSE, the shares of Ultrapar presented a 38% appreciation, while the Dow Jones index appreciated by 11% in the period.

In 2010, Ultrapar declared dividends in the amount of R$ 429 million, related to the fiscal year of 2010, 54% higher than that in 2009, representing a 56% payout over the consolidated net earnings of the year and a dividend yield of 4% over the average share price in 2010. Ultrapar constantly evaluates its capital needs for investments and acquisitions and, being assured the maintenance of a solid financial position, distributes the proceeds to its shareholders in the form of dividends. Since its IPO in 1999, Ultrapar consistently distributed dividends to its shareholders, both in periods of adverse economic environment as 2008 and 2009 and in periods of large investments, as 2007 and 2008, years marked by the acquisitions of Ipiranga and Texaco.

Ultrapar’s shares ended the decade with an average appreciation of 21% per year in the period, reflecting its strategy of sustained growth and value creation. Considering the reinvestment of dividends distributed in the period, the yearly average shareholder return in the decade would have been of 29% per year. In the same period, Ibovespa, the main liquidity index of BM&FBOVESPA, presented an average return of 16% per year.

In 2010, the average daily trading volume of BM&FBOVESPA was R$ 6.5 billion/day, 23% higher than that in 2009. The average daily trading volume of Ultrapar shares at BM&FBOVESPA and NYSE was R$ 33 million, 22% higher than that in 2009.

In 2010, Ultrapar took advantage of the more favorable market environment to reduce its indebtedness and extend its debt profile, taking the average cost of its consolidated debt to levels lower than market references by the end of the year.

Following its philosophy of assuring the transparency, the reach and the symmetry of information disclosure, more than 300 meetings with representatives of the capital markets and interested public were held in 2010 in proper forums, besides keeping information of interest updated in its Investor Relations’ website, contributing to the proper pricing of its shares and to the feasibility of the capital markets as means of financing the company’s growth.

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Corporate governance

In 2010, Ultrapar was selected once more to be part of the Corporate Sustainable Index (ISE) of BM&FBOVESPA, index that reflects the return of a portfolio comprised of shares from companies with renowned practices of corporate sustainability, selected through an assessment that includes aspects such as corporate governance, economic- financial performance, and social and environmental responsibility. The inclusion of Ultrapar in the ISE also reflects its pioneering and constant evolution in the adoption of the best practices of corporate governance, a company’s essential value.

The importance of the topic for Ultrapar harks back to almost 30 years ago, when the stock ownership plan was implemented, turning key executives into relevant shareholders of the company, aiming to align long-term interests and to retain executives.

In 2000, already as a listed company, Ultrapar pioneered in granting tag along rights to all its shareholders, at 100% of the offered value. Only in 2001 the Brazilian Corporate Law established the mandatory adoption of tag along rights, although limited to voting shareholders and to 80% of the offered value.

Following the interest alignment principles, in addition to the stock ownership plan, Ultrapar adopted a variable compensation plan linked to economic value added (EVA®) growth targets, reinforcing the interest alignment among managers and shareholders and the implementation of investment projects that create value to the company.

Since 2004, Ultrapar adopts a Code of Ethics which is a reference to the professional conduct of employees and internal and external relationship with stakeholders, reducing the subjectivity of interpretations about ethical principles and assuring that the daily concerns with efficiency, competitiveness and profitability include the ethical behavior. This code was enhanced in 2009, with the inclusion of acceptable and unacceptable behavior and an additional channel to report behavior that may not be in accordance with the code.

Ultrapar has a Board of Directors comprised of eight members, five of which are independent and, among them, two were elected by minority shareholders. In 2010, the Board of Directors held 13 meetings. Since 2007, the roles of chief executive officer and chairman of the Board of Director have been separated. Paulo Cunha, who held both positions, became exclusively the chairman of the Board of Directors. Pedro Wongtschowski took over as chief executive officer, a position he still holds.

Ultrapar has a permanent Fiscal Council that also works as an audit committee pursuant to the requirements of Sarbanes-Oxley Act. The Fiscal Council is a body independent from our management comprised of five members, two of them representing minority shareholders. In 2010, the Fiscal Council held 10 meetings.

The executive board of Ultrapar is comprised of the chief executive officer, executive officers of Ipiranga, Oxiteno, Ultracargo and Ultragaz and the chief financial and investor relations officer, officers that perform the integrated management of the businesses following the guidelines of the Board of Directors.

Ultrapar has level III ADRs listed in the NYSE and complies with the highest corporate governance standards of foreign companies listed in the United States. The company is also compliant with the requirements of the Sarbanes-Oxley Act, which regulates mechanisms that guarantee the transparency of companies listed in the United States and the responsibility of managers towards the information provided. Since 2007, Ultrapar has had the SOX certification under section 404, attesting to the efficiency of its internal controls over the company’s financial information. Ultrapar developed and implemented in 2009 a distinguished risk matrix to monitor its internal controls, initiative that was awarded by the Brazilian Institute of Corporate Governance (IBGC).

In advance to the requirements of CVM for the convergence of the accounting standards to the International Financial Reporting Standards - IFRS for the fiscal year 2010, Ultrapar started to report its financial statements according to the new accounting practices in the third quarter of 2010, aiming to provide the shareholders and investors with a longer period to understand their effects over its financial statements and allow for a gradual transition of accounting standards.

The continuous improvement in corporative governance practices adopted by Ultrapar allowed the company to receive important acknowledgements. In 2010, Ultrapar was chosen one of the five best companies in Brazil in “Corporate Governance” and in “Performance of Investor Relations by a CEO or CFO” to André Covre, according to the IR Magazine.

Besides internal initiatives related to good corporate governance practices, Ultrapar also actively contributed to the development of the capital market in Brazil through its participation in the Latin American Governance Roundtable Companies Circle, of which it is a founding member. Such entity is sponsored by the Organization for the Economic Co-operation and Development (OECD) and by the International Finance Corporation (IFC) and aims at promoting corporate governance in Latin America. Between 2008 and 2010, André Covre, chief financial and investor relations officer, was the chairman of this group.

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Social and environmental performance and operational excellence

Among Ultrapar’s initiatives regarding safety and the environment in 2010, the implementation of the Air Emission Monitoring and Reduction Program by its businesses stands out, a program that deepens initiatives to minimize the volume of gas emissions. As part of this work, Ultrapar’s businesses completed emission inventories of Greenhouse Gases (GHG), focusing on the identification and quantification of the main sources of GHG emission to a more efficient action in its reduction.

Ipiranga, which has been monitoring the GHG emissions for three years, prepared in 2010 its emission inventory at nearly 70 operational and administrative units of the company. Oxiteno’s inventory, started in 2008, enabled the company to identify several opportunities to reduce GHG emissions, of which 15 gases were selected and will be prioritized in specific action plans, mainly through Six Sigma projects. Additionally, Oxiteno has been evaluating alternatives that should bring higher financial return through the possibility of converting the reduction of GHG emissions in carbon credits. Ultracargo and Ultragaz also adopted in 2010 programs related to the reduction of polluting gases emission such as the program to reduce CO2 emissions in all Ultragaz’s fleet.

In parallel, Ultrapar keeps a range of initiatives in its businesses aiming not only to comply with the increasing environmental requirements in its operating segments but also to strengthen its pioneering and innovative approach, which distinguish the company.

Ipiranga has adopted for almost 10 years its own environmental management system through SIGA, which considers the highest international standards in its practices. In addition to initiatives focused on management, training and investments in preventive technology, since 2009 SIGA has had its scope amplified, starting to include matters such as safety, health, quality and social responsibility, with the objective of adjusting the operations of its terminals to a broaden vision of sustainability. Evolving to the SIGA+ concept (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility), the program involved, in 2010, the performance of audits to verify the results of the actions expected in its implementation and to identify improvement opportunities.

As part of its Energetic Efficiency Program, which intends to reduce the energy consumption in its service stations, Ipiranga launched in 2009 the first eco-efficient station in the country, called Caminho Verde, built in Porto Alegre. Operating as a pilot project, it was awarded the National Award of Conservation and Rational Use of Energy in 2009. This project foresees the multiplication of a series of actions to adapt the service stations, with focus on water, energy, materials and waste management, aiming to reduce impacts and costs. In 2010, the Energetic Efficiency Program was implemented at nearly 1,600 stations, resulting in a reduction of 1 million kWh/month in energy consumption. The energy consumption reduction resulted in avoided emissions equivalent to nearly 140 trees monthly planted, considering the carbon stock during the first twenty years of the plant.

At Oxiteno, the strategy of intensifying its presence in the segment of green chemicals, initiated in 2008 with the start-up of the oleochemicals unit, the only in Latin America that produces fatty alcohols from palm-kernel oil, resulted in new business opportunities. Aiming to strengthen its regional leadership, in 2010 Oxiteno joined the Roundtable on Sustainable Palm Oil, an organization that works to regulate the sustainable plantation of palm, as the company is currently an important buyer of palm kernel oil in the world. Oxiteno, that had only 9% of its raw materials from renewable origins in 2006, ended 2010 with a share of 20%.

Other important initiatives in Oxiteno were the development of new solvents to clients of the coatings segment and new applications in the segment of soaps from co-products of the oleochemicals unit, initiatives that resulted in additional sources of revenues and in reduction of effluents.

Ultracargo has the safety and care for the environment as key elements for its differentiated positioning. The Ultracargo unit in Paulínia (São Paulo) has the ISO 14001:2004 certification and was re-certificated in 2009. In 2007, the Aratu unit obtained the ISO 14001:2004 certification and was re-certified in 2009. The Santos terminal was designed with the maximum safety standards and obtained the ISO 14001 and ISO 18001 certificates in 2009.

At Ultragaz, the standardization of quality, operational safety, health and care for the environment is established through the Fator Azul (Blue Factor), which sets the environmental, quality and safety guidelines to all the units of company.

Relationship with stakeholders

Ultrapar’s long trajectory of growth has been based on the strong commitment built with the stakeholders of the company, through principles of ethics, respect, trust, and sharing of values.

Based on these assumptions, Ultrapar seeks to keep a sustainable relationship network with its stakeholders, with continuous improvement of the best practices of social and environmental responsibility, in addition to adopting policies directed to the development and recognition of its employees, aiming to create value for all the value chain.

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Ultrapar continuously invests in its professionals, with the objective of developing leaders for the company and the society. Ethics, transparency and respect for people have been the main values of Ultrapar’s relationship with its employees since the beginning of its activities, more than 70 years ago. By the end of 2010, Ultrapar had 8.9 employees, 400 of them headquartered outside of Brazil.

Ultrapar adopts a personnel management policy based on the valorization and development of employees, seeking to provide them with professional development and growth opportunities, recognition of the technical skills and commitment to the organizational values, in order to achieve the best results. This philosophy can be proved by many professionals that started their careers in the internship or trainee programs maintained by Ultrapar that currently are part of the company’s executive board and its group of managers. The good track record in recruiting people made these processes one of the most important sources of renovation and qualification of Ultrapar’s staff. Training and stimulating employees in order to make them achieve their targets and dreams are Ultrapar’s daily goals.

Ipiranga yearly sponsors the General Training Program (PGT), which promoted the training of 58% of its staff in 2010. The PGT offers in-company training and enables the continuous learning, the adjustment of professionals to the company’s strategy and, consequently, the generation of results.

In 2010, Oxiteno started the implementation of a new approach of personnel management, consolidating actions, programs and processes of management of international units with the Brazilian unit, aiming to create a stronger convergence and identity of performance in personnel management, preserving certain adjustments to local cultures. Oxiteno also has partnerships with renowned universities and institutions in its area, offering its staff continuous technical training, a rich exchange of information about trends in specialty chemicals, keeping the constant innovation as part of its culture.

Ultracargo developed in 2010 the Leadership Training Program, promoting the training of employees in leading positions with new concepts of personnel management, team motivation and work environment harmonization, strengthening its managers to face the challenges of its strategic repositioning with focus on the liquid bulk storage business.

Regarding the development of its staff, Ultragaz maintains the Ultragaz Academy, which offers training programs in the areas of business management, planning, marketing and client service, being supported by partnerships with renowned educational institutions such as Fundação Getúlio Vargas, Universidade de São Paulo and Fundação Dom Cabral. Training programs are also offered to the company’s resellers.

The passion for the client heads Ultrapar’s search for continuously improving its products and services to the specific needs of its clients. This philosophy, responsible for the solid partnership with its clients throughout decades, is based on the proximity to customers, constant innovation and excellence in the quality of products and services provided.

At Ipiranga, the strategy of innovation and differentiated service and convenience is evidenced by the constant launch of specific products and services for each segment of activity. Among the initiatives in 2010, the opening of bakeries at am/pm stores proved to be a significant sales booster, reaching 30% of the revenues in some stores. Private label products, which started to be sold at am/pm stores in 2010, provide resellers with the benefit of an additional source of income, and also strengthen the am/pm brand. Other recent very successful initiatives were Km de Vantagens, a pioneer loyalty program in the fuel industry that grants rewards and benefits to customers and resellers, currently with over five million participants, and Jet Oil Motos, the first specialized lubricant oil changing and service network to serve an increasing motorcycle fleet that nearly doubled in five years. These strategic differentiation initiatives implemented by Ipiranga result in a better value proposition for customers and resellers, generating benefits for the whole chain – the consumer gets access to differentiated products, the reseller earns higher revenues, and the service station obtains a differentiated positioning, thus contributing for an increase in the company’s income.

For Oxiteno, innovation is one of the essential guidelines to allow it to reach its strategy of maximizing sales of specialty chemicals and added value to its products. Over the last three years, Oxiteno developed more than 40 new products and deployed significant resources to research and development of products and processes. For example, sec-butyl acetate, a new solvent launched in late 2009, has been successfully introduced into the coatings industry and, at the same time, positioned Oxiteno as the only producer in the continent. Oxiteno is also working on other fronts to incorporate new technologies and vegetal raw materials into its process, in order to increase its offer of renewable products, such as fatty alcohols and solvents derived from sugarcane.

At Ultragaz, behind the apparent stability in the LPG market, there is a very dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to follow market developments and differentiate from competitors, in light of this new scenario, Ultragaz has developed and enlarged new sales channels and payment methods. In the last years, the company has expanded Disk Gás (sale of LPG bottles by telephone) and online ordering share, and has introduced bottle ordering by mobile phone messages. These initiatives provide customers with greater convenience, add further value and generate logistic optimization to Ultragaz. The same principles are extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position, and where it has been developing new applications to its products, such as localized heating to start up the operation of industrial furnaces, mainly in iron and steel industries.

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Ultrapar’s relationship with its suppliers and its network of resellers is based on shared values and principles covering ethics, sustainability, business vision, quality and safety. Ultrapar’s suppliers are subject to strict requirements related to the quality standards of their processes, products and services, including compliance with social and environmental requirements in the supply chain.

In order to strengthen the relationship with its network of resellers and brand loyalty, Ipiranga develops several incentive programs. Through the Clube do Milhão (Million Club) incentive program, the company annually rewards with international trips the most accomplished resellers in terms of the year’s pre-established targets. Ipiranga also establishes incentive programs for service stations’ employees, such as Clube VIP (VIP Club), with the purpose of valuing these employees and encouraging sales of products with higher added value. Following this strategy, the company has offered, since 2006, Treinamento VIP (VIP Training) to set a service standard for the Ipiranga network, to advertise the incentive programs, and to provide guidance to service stations’ employees on ongoing promotions, travelling Brazil in itinerant qualification units (school-like buses) adapted to work as classrooms. In addition to these initiatives, Ipiranga has maintained for ten years the Programa Gestão da Revenda (Management Program for Resellers), which offers training in business and financial management, marketing, legislation and the environment for resellers. In line with the PGR, Ipiranga also keeps Programa Gestão de Negócios de Varejo (Retail Business Management Program), which offers training specifically developed for am/pm and Jet Oil franchises in order to increase the specialization of its resellers.

Ultragaz also maintains Programa de Qualificação de Revendas (Reseller Qualification Program), which aims at standardizing Ultragaz’s resellers’ good management practices, which includes brand standardization, management quality, and strict compliance with the laws applicable to the industry. Through an assessment process, resellers are classified into categories (blue diamond, diamond, golden and opportunity), allowing the participants to check their performance compared to Ultragaz’s excellence standards and encouraging constant improvement. In 2010, over three thousand resellers participated in the program – a significant increase against 2008, year of inception of the program, when 700 resellers were evaluated. Out of the resellers that participated in the program in 2010, 228 qualified as blue diamond, a 109% increase over 2009, indicating an improvement in the quality of the resellers network last year.

The training of resellers’ employees is an essential part of the relationship with the end customer. In 2010, Ultragaz strengthened its Ultragaz Especialista (Ultragaz Specialist) advertising campaign, as a reference to its long experience in and knowledge of LPG distribution. This year’s campaign was accompanied by a reseller training process to enhance technical skills and improve customer service. Still in 2010, Ultragaz continued Formação em Gestão de Revendas (Reseller Management Education) program, developed by Academia Ultragaz together with the Parceria Consultores consulting firm, which applies business management concepts to the LPG market.

RETAIL INITIATIVES AND DIFFERENTIATING FACTORS
Ipiranga

Initiatives directed to end consumers, aiming at differentiation, client loyalty and brand promotion

✓
Km de Vantagens – Created in 2009, the Km de Vantagens loyalty program consists in accumulating points through the purchase of products and services in Ipiranga’s network. One of the most important partnerships developed is the agreement with Multiplus Fidelidade, allowing the transfer of points from the Km the Vantagens program to the TAM Fidelidade program and vice versa. In 2010, Ipiranga increased its strategic partnerships to broaden the scope of the program and, accordingly, the benefits for its clients and resellers, including partners in the areas of entertainment, tourism and magazines, among others. The Km de Vantagens program had reached over 5.5 million clients by the end of 2010.

✓
Ipirangashop.com – Launched in 2008, Ipirangashop.com became an online retail platform that leverages the business potential from the large flow of consumers in Ipiranga’s service stations. The success of this initiative is demonstrated by a strong growth in revenues, which almost tripled between 2009 and 2010, leading Ipiranga to expand the range of options to consumers in this channel. Examples of these innovative initiatives are the online wedding gift list and a special section for wine enthusiasts.

✓
am/pm – The largest convenience store network and second largest retail network in number of points of sale in Brazil, am/pm ended 2010 with 1,024 franchises that offer a wide variety of products, including its own fast food brand, centrally produced, and a private label product line launched in early 2010 and expanded over the year on the back of its success. In 2010, Ipiranga initiated the opening of bakeries inside its am/pm stores and became Brazil’s largest bakery franchise chain. Over the year, it developed a new image, further strengthening the perception of being a convenience center always close to its consumer.

✓
Jet Oil – Lubricant changing and automotive services specialized network, Jet Oil ended 2010 with 704 franchises. It offers free check-up services for 15 items of the car, and relies on an IT system with more than 17 thousand vehicles registered. Launched in 2009, Jet Oil Motos, a specialized motorcycle lubricant changing services, was introduced to meet the growing demand for this service, demand boosted by the increase in the motorcycle fleet in Brazil. Increasing its bet on this segment, Ipiranga also launched new lubricants for motorcycles, in order to broaden the product mix for this public. Jet Oil Motos ended 2010 with 61 units, up 205% from 2009.

9

✓
Ipiranga credit cards – Accepted in the entire network, credit cards are part of Ipiranga’s differentiation and client loyalty strategy through the alignment of incentives among resellers, VIPs and cardholders. Currently, there are about 6 million cards issued all over Brazil, with different models to serve different client profiles.

✓	Promoção Copa Premiada – Draw of ten thousand official t-shirts of the Brazilian soccer team.

✓	Promoção Abasteça Sua Sorte – Draw of 200 iPads and mobile phones to Ipiranga service stations’ customers.

✓	Rewarded fueling – Draw of twenty thousand free fuel supplies at Ipiranga service stations.

✓
Ipiranga Racing – In 2010, Ipiranga sponsored the Stock Car Ipiranga Racing team, comprised of pilot Thiago Camilo, and participated in the Indy Racing League with pilot Ana Beatriz Figueiredo, as a way to strengthen the link of its brand to the passion for cars.

Reseller relationship programs

✓
Clube do Milhão (Million Club) – An incentive program carried out for more than 20 years, Clube do Milhão yearly rewards with international trips the most accomplished resellers in terms of the year’s pre-established targets. In 2010, the best resellers were awarded with a cruise through Europe.

✓
Clube VIP (VIP Club) – A program directed to service stations’ employees, including pump attendants and am/pm and Jet Oil employees, aimed at training the staff for service quality improvement and increasing the sales of specific products, aligned to Ipiranga’s strategy, such as Gasolina Original Aditivada (Premium Gasoline), Ipiranga Credit Cards, F1 Master Lubricants Family and fast food at am/pm units.

✓	Rally de Vendas (Sales Rally) – In the lubricant segment, Ipiranga rewards the best performing authorized distributors with a participation in the Clube do Milhão international trip.

Ultragaz

Initiatives directed to the end consumers and brand promotion

✓
Ultragaz na sua rua (Ultragaz in your street) – A program with professionals dedicated to interact with customers through distribution of souvenirs and brochures containing safety tips and relevant information on LPG and cultural contests.

✓
New brand positioning – Development of the new positioning “Ultragaz – specialist” (“Ultragaz – especialista no que faz”), reinforcing the features of quality and differentiation of products and services offered by Ultragaz in a nationwide marketing campaign through magazines and radio advertisements.

✓
Carreta Ultragaz (Ultragaz Wagon) – Trailer truck that travels throughout the many regions of the country promoting initiatives with consumers, such as culinary courses, food reuse courses and handicraft work courses as an alternative source of income, among others.

Reseller relationship programs

✓
Marketing solutions applied to resellers – Ultragaz offers a program to promote the quality improvement and development of its resellers. Academia de Revendedores (Resellers Academy), a branch of Academia Ultragaz (Ultragaz Academy), was created to develop specific training for these partners.

✓
Resellers training program – As part of its operational excellence program, Ultragaz promotes a diagnosis of its resellers and implements initiatives to improve the level of efficiency and training of its resellers’ employees, also in addition to share best practices among resellers. The program also aims at supporting the management of their businesses, optimizing profitability and return on investment.

✓
Ultragaz – especialista no que faz (Ultragaz – specialist) – In line with its quality and differentiation positioning, Ultragaz developed in 2009 “O Especialista em Atendimento” (The Specialist in Serving), a training program to improve the technical and behavioral skills of resellers as well as service to clients.

✓
Rota Azul Ultragaz (Ultragaz Blue Route) – An initiative adopted to offer information on traffic to São Paulo inhabitants, through a partnership with Rádio Sul América Trânsito (a radio station specialized in traffic information). In this program, the radio host obtains information on traffic from truck drivers who distribute Ultragaz LPG in the city of São Paulo.

Ultrapar focuses its social work on programs based on promotion and dissemination of education, culture and professionalization. With its great diversity of programs and projects for this purpose, Ultrapar seeks to support initiatives that promote social inclusion and development, and benefit the communities with which it interacts.

Through the Ultra Formare project, Ultrapar offers free professional training to low-income young students, to the beginning of their working life. The programs are taught at the São Paulo headquarters and offer young students training as administrative assistants. Approximately 100 Ultrapar’s employees voluntarily participate as teachers and mentors in the project, which graduated its ninth class in 2010. During the program, students are provided with several benefits so

10

that they may devote themselves exclusively to study. They receive certificates accredited by the Ministry of Education upon completion.

In addition to Ultrapar’s initiatives, each business has its own social programs. In 2010, Ipiranga held the third edition of its Saúde na Estrada (Health on the Road) roadshow, aimed at promoting the health and well-being of professional drivers and released in 85 service stations spread across the main Brazilian highways. The initiative includes performing free medical exams, blood pressure measurement, blood glucose and blood type tests, besides providing information on sexually transmitted diseases. Over 120 thousand exams were performed since the implementation of the campaign. In 2010 alone, 32 thousand people received medical care.

Ipiranga also built partnerships with renowned education-oriented institutions, as in the case of the partnership with Alfabetização Solidária, which has been engaged in reducing illiteracy levels in Brazil since 1997. Another type of partnership is the support provided by Ipiranga to Instituto Superior de Educação – Pró-Saber, a community college that develops and disseminates alternative solutions to educational problems in Brazil.

Oxiteno, together with the member companies of APOLO (Industrial Association of ABC Region Petrochemical Complex), offers underprivileged communities surrounding the petrochemical complex several social and health services, including, for example, dental and medical exams. The Tremembé unit, at its turn, maintains a partnership with the municipal government in order to offer lectures on vocational guidance to students from the municipal education system.

Oxiteno and Ultracargo, together with the other companies of the Camaçari complex, participate in the activities of the Polo Cidadania (Citizenship Complex), which is aimed at providing free healthcare services, in addition to developing cultural, leisure, sporting and cultural awareness activities.

In 2010, Ultragaz entered into a partnership with the Ministry of Health to disseminate social and educational campaigns, such as its prominent role in the campaign against H1N1 Influenza, with the mobilization of employees and resellers in the distribution of brochures containing prevention tips and vaccination dates, reaching over 25 million people. Ultragaz also offered support to campaigns against the use of drugs and alcohol, fight against dengue fever and clarifications on cancer prevention and detection exams.

In 2010, the Ultragaz Cultural program once again took cinema to low-income populations in several Brazilian regions. Ultragaz Cultural is a movie theatre adapted to a wagon that travels throughout several cities exhibiting movies. This program, launched in 2000, traveled to 37 cities in 2010, totaling approximately 370 exhibitions.

Relationship with Independent Auditors

Ultrapar and its subsidiaries’ policies on contracting services from its independent auditors aims to ensure that there is no conflict of interest, loss of independence or objectivity, being based on principles that preserve the auditor’s independence. In order to avoid any subjectivity in the definition of the principles of independence in services provided by external auditors, procedures for the approval of hiring such services have been established, expressly defining the services that are (i) previously authorized, (ii) subject to prior approval by the Fiscal Council/Audit Committee, and (iii) prohibited.

For the year ending December 31st, 2010, Ultrapar and its subsidiaries did not contract any service from their independent auditors that was not directly linked to the auditing of financial statements.

KPMG Auditores Independentes has provided external audit services to Ultrapar since 2007.

11

ANALYSIS OF FINANCIAL PERFORMANCE IN 2010

Considerations on the financial information

Standards and criteria adopted in preparing the information
From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (IFRS) in the presentation of financial statements of the Brazilian publicly-listed companies. Accordingly, Ultrapar’s consolidated financial statements for the year ended December 31st, 2010 and its quarters were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the quarterly financial statements for 2009 and 2010 and years ended December 31st, 2009 and 2010 in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the IFRS is available in note 2 of the financial statements of the year ended December 31st, 2010.

The financial information of Ipiranga, Oxiteno, Ultracargo and Ultragaz is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition – Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. The results of Texaco were consolidated in Ultrapar’s financial statements from April 1st, 2009, after the financial settlement of the transaction, which occurred on March 31st, 2009. Ultrapar's financial statements in periods prior to 2Q09 do not include Texaco’s results.

Effect of the divestment – Ultracargo’s road transportation, in-house logistics, and solid bulk storage
On July 1st, 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses, with the transfer of shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon announcement of the transaction on March 31st, 2010. In October 2010, Ultrapar disbursed R$ 2 million in connection with the expected working capital adjustment. The financial statements of Ultrapar and Ultracargo from 3Q10 onwards no longer include the businesses sold.

Effect of the acquisition – DNP
On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. – DNP. The total value of the acquisition is R$ 85 million, with the initial disbursement of R$ 47 million settled in November 2010. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

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Comparative performance 2010-2009
(R$ million)

			2010					2009
	Ultrapar	Ipiranga	Oxiteno	Ultracargo	Ultragaz	Ultrapar	Ipiranga	Oxiteno	Ultracargo	Ultragaz
Net sales	42,482	36,483	2,083	293	3,661	36,097	30,486	1,916	337	3,441
Cost of products and services	(39,323)	(34,524)	(1,655)	(138)	(3,076)	(33,444)	(28,831)	(1,587)	(200)	(2,947)
Gross profit	3,159	1,959	428	155	586	2,653	1,655	329	137	494
Sales, general and administrative expenses	(1,924)	(1,184)	(291)	(76)	(375)	(1,772)	(1,095)	(260)	(88)	(325)
Other operational results	11	29	0	3	(22)	19	19	(1)	3	(2)
Operational income before income from sale of assets	1,246	804	137	83	189	901	579	68	52	168
EBITDA	1,776	1,073	241	111	307	1,430	830	171	104	281
Depreciation and amortization	531	269	104	29	119	529	251	103	53	114
The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented without elimination of transactions carried out between the companies.

Sales Volume
At Ipiranga, sales volumes grew by 17%, totaling 20,150 thousand cubic meters. The sales volume of fuels for light vehicles grew by 16%, as a consequence of the consolidation of Texaco’s volume from April 1st, 2009 onwards, and of the increase in the light vehicle fleet during the last 12 months, notably the 27% growth in gasoline volume. Diesel volumes grew by 19%, due to the consolidation of Texaco’s volume from April 1st, 2009 and the economic growth. At Oxiteno, sales volume totaled 684 thousand tons in 2010, up 8% over 2009, with highlight to the growth of 11% of specialty chemicals volume sold in Brazil, on the back of the increased economic activity and the expansions in the production capacity. At Ultracargo, effective storage increased by 20%, as a result of the consolidation of the terminal acquired in Suape in December 2009 and of the higher utilization level in the Santos and Aratu terminals, partially offset by a reduction in ethanol handling. In 2010, Ultragaz’s sales volume reached 1,608 thousand tons, a 1% increase over 2009, with volumes practically stable in the bottled segment and a 4% growth in the bulk segment, due to the increased economic activity and the recovery in the industrial activity.

13

Net Sales and Services
Ultrapar’s net sales and services amounted to R$ 42,482 million in 2010, up 18% from 2009, as a result of the increased volume of operations in all businesses and the consolidation of Texaco from 2Q09 onwards, partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo. Ipiranga’s net sales and services amounted to R$ 36,483 million in 2010, up 20% over 2009, as a result of a higher sales volume, an increase in the share of gasoline in the product mix, and the increased ethanol costs due to the lower availability of the product, partially offset by the decrease in the diesel ex-refinery cost in June 2009. Oxiteno reported R$ 2,083 million in net sales and services, up 9% from 2009, despite the 12% stronger Real, as a result of the 8% volume growth and the recovery in the average dollar prices. Ultracargo’s net sales and services totaled R$ 293 million, down 13% from 2009, due to the sale of the in-house logistics, solid bulk storage and road transportation businesses, partially offset by the growth in average storage in its liquid bulk terminals. Ultragaz’s net sales and services amounted to R$ 3,661 million in 2010, up 6% over 2009, as a result of a higher sales volume, an increase in the cost of LPG used in the bulk segment from January 2010 onwards and the commercial initiatives and operational efficiency programs implemented.

Cost of Products and Services
Ultrapar’s cost of products and services amounted to R$ 39,323 million in 2010, up 18% over 2009, as a consequence of the increased volume of operations in all businesses and the consolidation of Texaco from 2Q09 onwards, partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo. Ipiranga’s cost of products sold amounted to R$ 34,524 million, up 20% over 2009, as a result of a higher sales volume, an increase in the share of gasoline in the product mix, and the increased ethanol costs due to the lower availability of the product, partially offset by the decrease in the diesel ex-refinery cost in June 2009. Oxiteno’s cost of products sole totaled R$ 1,655 million, up 4% over 2009, as a result of an 8% growth in sales volumes, a higher unit variable cost in dollars of raw materials, and extraordinary costs resulting from the maintenance stoppage of the Camaçari plant, effects partially offset by the 12% stronger Real. Ultracargo’s cost of services provided totaled R$ 138 million, down 31% from 2009, despite the growth in average storage in its liquid bulk terminals, as a result of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. Ultragaz’s cost of products sold amounted to R$ 3,076 million, up 4% over 2009, as a consequence of the 6% increase in the ex-refinery cost of LPG used in the bulk segment from January 2010 onwards and the higher sales volume.

Sales, General and Administrative Expenses
Ultrapar’s sales, general and administrative expenses totaled R$ 1,924 million in 2010, up 9% over 2009, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards. Ipiranga’s sales, general and administrative expenses totaled R$ 1,184 million, up 8% over 2009, as a result of a 17% increase in sales volumes and the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 onwards, partially offset by the implementation of the operational and administrative synergy plan. Oxiteno’s sales, general and administrative expenses amounted to R$ 291 million, up 12% over 2009, mainly as a result of increased freight expenses resulting from higher sales volume and increased variable compensation, in line with earnings progression. Ultracargo’s sales, general and administrative expenses totaled R$ 76 million in 2010, down 13% from 2009, despite the 20% increase in effective storage, due to the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. Ultragaz’s sales, general and administrative expenses amounted to R$ 375 million, up 15% over 2009, as a result of increased expenses related to promotional and sales campaigns and higher personnel expenses derived from the effect of inflation and an increase in variable compensation, in line with earnings progression.

Earnings before interest, taxes, depreciation and amortization (EBITDA)
Ultrapar’s consolidated EBITDA was R$ 1,776 million in 2010, up 24% over 2009, as a result of EBITDA growth in all businesses. Ipiranga reported an EBITDA of R$ 1,073 million in 2010, up 29% over 2009, mainly as a result of (i) increased sales volumes, (ii) synergy gains arising from the consolidation of Texaco, (iii) lower non-recurring expenses

14

related to Texaco’s acquisition, and (iv) an improved product mix, effects partially offset by strong fluctuation in the availability of ethanol in the market. Oxiteno reported an EBITDA of R$ 241 million, up 41% over 2009, despite the 12% stronger Real, as a result of the recovery in margins and of an 8% increase in sales volumes. In 2010, Oxiteno’s unit EBITDA reached US$ 200/ton, up 49% over 2009. Ultracargo’s EBITDA totaled R$ 111 million in 2010, up 7% from 2009, as a result of the growth in average storage in liquid bulk terminals, partially offset by the effects of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. In 2010, Ultracargo’s EBITDA margin reached 38%, higher than the 31% margin reported in 2009. Ultragaz’s EBITDA totaled R$ 307 million, up 9% over 2009, as a result of the recovery in margins, to which the operational efficiency programs implemented and the performance in the bulk segment both contributed, partially offset by increased expenses with promotional and sales campaigns and by higher variable compensation, in line with earnings progression.

The EBITDA is a commonly used measure that aims to represent our capacity to generate cash from operations. Among other uses, EBITDA is used as an indicator in Ultrapar’s covenants related to financings, according to note 14 of the company’s financial statements. The EBITDA should not be considered separately, or as an alternative to net income, as a measure of operational performance, or as an alternative to the operational net cash flow, or even as a liquidity measure.

Depreciation and Amortization
Total depreciation and amortization costs and expenses amounted to R$ 531 million in 2009, stable in comparison with 2009, with the increased depreciation resulting from the consolidation of Texaco from 2Q09 onwards and from the investments made offset by a revision in the economic useful life of assets in accordance with Technical Standard ICPC 10 (from the Brazilian Accounting Pronouncements Committee), in effect from January 1st, 2010 onwards.

Income from sale of assets
In 2010, Ultrapar recorded an income from sale of assets in the total amount of R$ 79 million, up R$ 60 million over 2009, mainly from the sale of fixed assets and of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo, and the receipt related to MaxFácil, on the back of the increase in Ipiranga’s distribution network in the last years.

Financial result
Ultrapar reported R$ 264 million of net financial expenses in 2010, down R$ 27 million from 2009, mainly as a result of the lower cost of debt. Ultrapar’s net debt to EBITDA ratio decreased from 1.5 times EBITDA at the end of 2009 to 1.2 times EBITDA at the end of 2010.

Net Earnings
Ultrapar’s consolidated net earnings reached R$ 765 million in 2010, up 74% over 2009, as a result of the 24% growth in Ultrapar’s EBITDA, lower financial expenses and the income from sale of assets.

Indebtedness
Ultrapar ended the fiscal year 2010 with a gross debt of R$ 5,396 million, resulting in a net debt of R$ 2,176 million, practically stable in comparison with 2009.

15

OUTLOOK

Ultrapar enters into the new decade well-positioned to capture the benefits from the economic growth and the larger scale of operations derived from the investments made, which strengthened its leading position in its markets and significantly expanded its exposure to the Brazilian domestic consumption. At Ipiranga, the perspectives of the continued growth in the light vehicle fleet derived from the increase in total wages and the credit availability, combined with the higher level of economic activity, will continue to boost sales volume growth. In addition, Ipiranga will continue to focus on the expansion plan of its service stations network in the Midwest, Northeast and North regions. Concurrently, Ipiranga will continue to benefit from its differentiation and innovation strategy, expanding and diversifying its products and services portfolio. At Oxiteno, with an important investment cycle to be concluded in 2011, the expansion of specialty chemicals production capacity focused on segments with a strong growth potential and the expansion of its ethylene oxide capacity to meet the growing demand for its products, will allow for the continuity of volume growth, with lower share of commodities in the sales mix and higher operating leverage. Ultracargo, now focused on liquid bulk storage, will benefit from the expansions underway at its terminals, with significant growth in its storage capacity, from the increased specialization of services provided, and from the growing demand for logistics infrastructure in Brazil. Ultragaz, which had a significant growth in its results in 2010, will continue to reap the benefits from the good prospects for the bulk segment, in which it is a prominent leader, and from its strategy of expanding in niche markets.

With higher investments expected for 2011 and potential acquisitions, Ultrapar enters into the new decade taking important steps to grow, with a constant focus on value creation and working adhered to the company’s strategy, alignment of interests and financial prudence. In addition to those basic pillars, the new decade is being planned based on a strategy with increasingly strong presence of innovation and sustainability, which are key elements in the pioneering initiatives that Ultrapar adopts in its business segments.

16

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Financial statements December 31, 2010 and 2009

Ultrapar Participações S.A. and Subsidiaries

Financial statements

as of December 31, 2010 and 2009

Table of contents

Independent auditors’ report	3- 4

Balance sheets	5 - 6

Income statements	7

Statements of changes in shareholders’ equity	8 - 11

Statements of cash flows - Indirect method	12 - 13

Statements of value added	14

Notes to the financial statements	15 - 102

INDEPENDENT AUDITORS’ REPORT ON THE FINANCIAL STATEMENTS

To
The Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo – SP

We have audited the accompanying individual and consolidated financial statements of Ultrapar Participações S.A. (“the Company”), identified as Parent and Consolidated, respectively, which comprises the statement of financial position as at December 31, 2010 and the related statements of income, other comprehensive income, changes in shareholders equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these individual financial statements in accordance with the accounting practices adopted in Brazil and of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and in accordance with accounting practices adopted in Brazil, as well for the internal control determined by management to be necessary to enable the preparation of these financial statements free from material misstatement, whether due to fraud or error.

Independent Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with Brazilian and International Standards on Auditing. Those standards require the compliance with ethical requirements by the auditors and that the audit is planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures selected to obtain evidence about the amounts and disclosures presented in the financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the Company’s financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the individual financial position of Ultrapar Participações S.A. as at December 31, 2010, and its financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Ultrapar Participações S.A. as of December 31, 2010, and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil.

Emphasis of matter paragraph

As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Ultrapar Participações S.A. these practices differ from the IFRS, applicable to the separate financial statements, only with respect to the measurements of investments in subsidiaries, associated companies and jointly controlled entities measured by the equity method, while for IFRS purposes these investments would be measured at cost or fair value.

Other matters

Statements of value added

We also examined the individual and consolidated statement of value added (DVA), for the year ended on December 31, 2010, for which the disclosure is required by Brazilian corporation laws applicable to publicly-held companies and is an additional information for the IFRS which not requires this disclosure. These statements were submitted to the same audit procedures previously described and, in our opinion, are fairly presented in all its material respects, in relation to the financial statements taken as whole.

São Paulo, February 23, 2011

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2010, December 31, 2009 and January 1, 2009

(In thousands of Reais)

		Parent			Consolidated
Assets
	Note	12/31/2010	12/31/2009	1/1/2009	12/31/2010	12/31/2009	1/1/2009
Current assets
Cash and cash equivalents	4	407,704	58,926	778,991	2,642,418	1,887,499	1,275,053
Financial investments	4	12,758	-	-	558,209	440,257	865,601
Trade accounts receivable	5	-	-	-	1,715,709	1,618,283	1,449,055
Inventories	6	-	-	-	1,133,537	942,181	1,033,756
Recoverable taxes	7	69,897	38,245	28,780	354,317	320,161	311,869
Dividends receivable		72,787	119,020	98,279	-	-	-
Other receivables		806	9	869	18,149	35,336	103,605
Prepaid expenses	10	-	-	-	35,148	26,005	21,033
Total current assets		563,952	216,200	906,919	6,457,487	5,269,722	5,059,972
Non-current assets

Financial investments	4	-	-	-	19,750	7,193	7,193
Trade accounts receivable	5	-	-	-	96,668	86,377	71,899
Related companies	8.a)	780,869	774,082	77,034	10,144	7,606	5,640
Deferred income and social
contribution taxes	9.a)	185	231	243	564,397	697,910	552,579
Recoverable taxes	7	9,013	17,161	-	54,770	53,176	42,959
Escrow deposits		232	217	193	380,749	308,538	204,176
Other receivables		-	-	-	694	1,504	491
Prepaid expenses	10	-	-	-	40,611	47,661	32,875
		790,299	791,691	77,470	1,167,783	1,209,965	917,812

Investments
Subsidiaries	11.a)	4,939,167	4,870,345	4,713,682	-	-	-
Affiliates	11.b)	-	-	-	12,465	12,461	12,981
Others		-	-	-	2,793	2,285	2,382
Property, plant and equipment	12 and 14.h)	-	-	-	4,003,704	3,784,500	3,123,201
Intangible assets	13	246,163	246,163	246,163	1,345,611	1,203,693	769,987
		5,185,330	5,116,508	4,959,845	5,364,573	5,002,939	3,908,551

Total non-current assets		5,975,629	5,908,199	5,037,315	6,532,356	6,212,904	4,826,363

Total assets		6,539,581	6,124,399	5,944,234	12,989,843	11,482,626	9,886,335

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2010, December 31, 2009 and January 1, 2009

(In thousands of Reais)
		Parent			Consolidated
	Note
Liabilities		12/31/2010	12/31/2009	1/1/2009	12/31/2010	12/31/2009	1/1/2009
Current liabilities
Loans and financing	14	-	-	1,203,823	813,516	1,132,106	1,707,864
Debentures	14.g)	2,711	1,381	-	2,711	1,381	-
Finance leases	14.h)	-	-	-	4,257	10,728	12,581
Trade payables	15	110	10,026	426	941,177	891,869	614,201
Salaries and related charges		110	100	90	228,215	176,490	164,620
Taxes payable		7	1,422	113	157,922	121,496	85,773
Dividends payable	18.h)	186,432	104,019	67,550	192,493	113,868	74,630
Income tax and social contribution payable		5	-	-	76,781	18,975	17,418
Post-employment benefits	22.b)	-	-	-	11,339	11,960	8,768
Provision for assets retirement obligation	16	-	-	-	5,636	3,813	2,611
Provision for contingencies	21.a)	-	-	-	39,626	23,024	32,521
Other payables		214	847	1,372	29,684	48,712	21,830
Deferred revenue	17	-	-	-	14,572	11,821	1,624
Total current liabilities		189,589	117,795	1,273,374	2,517,929	2,566,243	2,744,441

Non-current liabilities

Financing	14	-	-	-	3,380,856	2,131,388	2,000,941
Debentures	14.g)	1,193,405	1,186,485	-	1,193,405	1,186,485	-
Finance leases	14.h)	-	-	-	1,288	4,637	12,866
Related companies	8.a)	-	-	1,825	4,021	4,071	4,422
Deferred income and social contribution taxes	9.a)	-	-	-	26,712	13,496	32,939
Provision for contingencies	21.a)	3,257	3,507	4,918	470,505	540,231	258,843
Post-employment benefits	22.b)	-	-	-	93,162	90,080	77,722
Provision for assets retirement obligation	16	-	-	-	58,255	60,765	39,148
Other payables	17	-	-	-	62,215	34,669	18,499
Deferred revenue		-	-	-	5,912	5,310	4,508
Total non-current liabilities		1,196,662	1,189,992	6,743	5,296,331	4,071,132	2,449,888

Shareholders’ equity

Share capital	18.a)	3,696,773	3,696,773	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	18.c)	7,688	4,482	2,906	7,688	4,482	2,906
Revaluation reserve	18.d)	7,590	8,156	10,280	7,590	8,156	10,280
Profit reserves	18.e)	1,513,920	1,183,442	1,078,914	1,513,920	1,176,962	1,078,914
Treasury shares	18.b)	(119,964)	(123,720)	(127,332)	(119,964)	(123,720)	(127,332)
Retained earnings		-	-	(51,876)	-	-	(62,174)
Additional dividends to the minimum mandatory dividends	18.h)	68,323	56,856	52,391	68,323	56,856	52,391
Valuation adjustment	2.3.c) and 18.f)	(2,403)	(4,075)	(6,248)	(2,403)	(4,075)	(6,248)
Cumulative translation adjustments	2.3.n) and 18.g)	(18,597)	(5,302)	8,309	(18,597)	(5,302)	8,309
Shareholders’ equity attributable to owners of the parent		5,153,330	4,816,612	4,664,117	5,153,330	4,810,132	4,653,819
Non-controlling interest		-	-	-	22,253	35,119	38,187
Total shareholders’ equity	28 and 29	5,153,330	4,816,612	4,664,117	5,175,583	4,845,251	4,692,006
Total liabilities and shareholders’ equity		6,539,581	6,124,399	5,944,234	12,989,843	11,482,626	9,886,335

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Years ended December 31, 2010 and 2009

(In thousands of Reais)
		Parent		Consolidated
		2010	2009	2010	2009

Net revenue from sales and services	23	-	-	42,481,712	36,097,064
Cost of products and services sold	2.3.a) e 24	-	-	(39,322,888)	(33,443,570)

Gross income		-	-	3,158,824	2,653,494

Operating revenues (expenses)
Selling and marketing	24	-	-	(1,164,422)	(1,020,295)
General and administrative	24	(788)	(671)	(759,679)	(751,422)
Income on disposal of assets	25	-	-	78,969	18,932
Other net operating income		1,669	11	10,790	19,331

Operating income		881	(660)	1,324,482	920,040
Financial income	26	146,846	108,341	266,965	176,203
Financial expenses	26	(133,638)	(177,034)	(531,051)	(467,712)
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	749,130	504,488	4	230

Income before social contribution and income taxes		763,219	435,135	1,060,400	628,761

Social contribution and income taxes
Current	9.b)	(4,350)	(1,806)	(191,218)	(182,222)
Deferred charges	9.b)	(46)	(12)	(134,724)	(26,373)
Tax incentives	9.b) and 9.c)	-	-	30,728	20,575
		(4,396)	(1,818)	(295,214)	(188,020)

Net income for the year		758,823	433,317	765,186	440,741
Income attributable to:
Shareholders' of the Company		758,823	433,317	765,303	437,135
Non-controlling interests in subsidiaries		-	-	(117)	3,606

Earnings per share – common and preferred share (based on annual weighted average of shares outstanding) – R$	27 and 29	1.42	0.81	1.43	0.82

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Other comprehensive income

Years ended December 31, 2010 and 2009

(In thousands of Reais)

	Note	Parent		Consolidated
		2010	2009	2010	2009

Net income attributable to shareholders of the Company		758,823	433,317	765,303	437,135
Net income attributable to non-controlling interest in subsidiaries		-	-	(117)	3,606
Net income		758,823	433,317	765,186	440,741

Valuation adjustment	18.f)	1,672	2,173	1,672	2,173
Cumulative translation adjustments	18.g)	(13,295)	(13,611)	(13,295)	(13,611)

Total comprehensive income		747,200	421,879	753,563	429,303
Total comprehensive income attributable to shareholders of the Company		747,200	421,879	753,680	425,697
Total comprehensive income attributable to non-controlling interest in subsidiaries		-	-	(117)	3,606

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Years ended December 31, 2010 and 2009

(In thousands of Reais)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Total

Balance at January, 1, 2009 - previous accounting practices		3,696,773	2,906	10,280	119,575	959,339	(6,248)	8,309	-	(127,332)	-	4,663,602
Initial implementation of New BRGAAP	2.1	-	-	-	-	-	-	-	(51,876)	-	52,391	515
Balance at January, 1, 2009		3,696,773	2,906	10,280	119,575	959,339	(6,248)	8,309	(51,876)	(127,332)	52,391	4,664,117
Sale of treasury shares, net	18.b)	-	1,576	-	-	-	-	-	-	3,612	-	5,188
Realization of revaluation reserve	18.d)	-	-	(2,124)	-	-	-	-	2,124	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(373)	-	-	(373)
Transfer to retained earnings		-	-	-	-	1,750	-	-	(1,750)	-	-	-
Net income for the year		-	-	-	-	-	-	-	433,317	-	-	433,317
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(52,391)	(52,391)

Appropriation of net income:
Legal reserve		-	-	-	23,337	-	-	-	(23,337)	-	-	-
Interim dividends (R$ 0.22 per share)	29	-	-	-	-	-	-	-	(119,161)	-	-	(119,161)
Proposed dividends payable (R$ 0.30 per share), net of additional dividends	29	-	-	-	-	-	-	-	(159,401)	-	56,856	(102,545)
Retention of profits		-	-	-	-	164,849	-	-	(164,849)	-	-	-

Other comprehensive income:
Valuation adjustments for financial instruments	2.3.c)	-	-	-	-	-	2,173	-	-	-	-	2,173
Currency translation of foreign subsidiaries	2.3.o)	-	-	-	-	-	-	(13,611)	-	-	-	(13,611)
Appropriation of New BRGAAP implementation		-	-	-	-	(85,408)	-	-	85,306	-	-	(102)
Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,040,530	(4,075)	(5,302)	-	(123,720)	56,856	4,816,612

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Years ended December 31, 2010 and 2009

(In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Total

Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,040,530	(4,075)	(5,302)	-	(123,720)	56,856	4,816,612
Sale of treasury shares , net	18.b)	-	3,206	-	-	-	-	-	-	3,756	-	6,962
Realization of revaluation reserve	18.d)	-	-	(566)	-	-	-		566	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(147)	-	-	(147)
Transfer to retained earnings		-	-	-	-	419	-	-	(419)	-	-	-
Net income for the year		-	-	-	-	-	-	-	758,823	-	-	758,823
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(56,856)	(56,856)

Appropriation of net income:
Legal reserve		-	-	-	37,942	-	-	-	(37,942)	-	-	-
Interim dividends (R$ 0.33 per share)	18.h) and 29	-	-	-	-	-	-	-	(176,815)	-	-	(176,815)
Proposed dividends payable (R$ 0.47 per share), net of additional dividends	18.h) and 29	-	-	-	-	-	-	-	(251,949)	-	68,323	(183,626)
Retention of profits	18.h)	-	-	-	-	292,117	-	-	(292,117)	-	-	-

Other comprehensive income:
Valuation adjustments for financial instruments	2.3.c)	-	-	-	-	-	1,672	-	-	-	-	1,672
Currency translation of foreign subsidiaries	2.3.o)	-	-	-	-	-	-	(13,295)	-	-	-	(13,295)

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	5,153,330

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Years ended December 31, 2010 and 2009

(In thousands of Reais)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total
Balance at January 1, 2009 - previous accounting practices		3,696,773	855	10,280	119,575	959,339	(6,248)	8,309	-	(138,807)	-	38,187	4,688,263
Initial implementation of IFRS	2.1	-	2,051	-	-	-	-	-	(62,174)	11,475	52,391	-	3,743
Balance at January 1, 2009		3,696,773	2,906	10,280	119,575	959,339	(6,248)	8,309	(62,174)	(127,332)	52,391	38,187	4,692,006
Sale of treasury shares , net	18.b)	-	1,576	-	-	-	-	-	-	3,612	-	-	5,188
Realization of revaluation reserve	18.d)	-	-	(2,124)	-	-	-	-	2,124	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-		-	-	(373)	-	-	-	(373)
Transfer to retained earnings		-	-	-	-	1,750	-	-	(1,750)	-	-	-	-
Net income for the year		-	-	-	-	-	-	-	437,135	-	-	3,606	440,741
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(52,391)	-	(52,391)
Others		-	-	-	-	-	-	-	-	-	-	(6,776)	(6,776)

Appropriation of net income:
Legal reserve		-	-	-	23,337	-	-	-	(23,337)	-	-	-	-
Interim dividends (R$ 0.22 per share)	29	-	-	-	-	-	-	-	(119,161)	-	-	-	(119,161)
Proposed dividends payable (R$ 0.30 per share), net of additional dividends	29	-	-	-	-	-	-	-	(159,401)	-	56,856	-	(102,545)
Retention of profits		-	-	-	-	164,849	-	-	(164,849)	-	-	-	-

Other comprehensive income:
Valuation adjustments for financial instruments	2.3.c)	-	-	-	-	-	2,173	-	-	-	-	-	2,173
Currency translation of foreign Subsidiaries	2.3.o)	-	-	-	-	-	-	(13,611)	-	-	-	-	(13,611)
Appropriation of IFRS implementation		-	-	-	-	(91,888)	-	-	91,786	-	-	102	-
Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,034,050	(4,075)	(5,302)	-	(123,720)	56,856	35,119	4,845,251

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Years ended December 31, 2010 and 2009

 (In thousands of Reais)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total

Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,034,050	(4,075)	(5,302)	-	(123,720)	56,856	35,119	4,845,251

Sale of treasury shares, net	18.b)	-	3,206	-	-	-	-	-	-	3,756	-	-	6,962
Net income for the year		-	-	-	-	-	-	-	765,303	-	-	(117)	765,186
Realization of revaluation reserve	18.d)	-	-	(566)	-	-	-	-	566	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(147)	-	-	-	(147)
Transfer to retained earnings		-	-	-	-	419	-	-	(419)	-	-	-	-
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(56,856)	-	(56,856)
Capital reduction from Utingás Armazenadora Ltda.		-	-	-	-	-	-	-	-	-	-	(11,631)	(11,631)
Others		-	-	-	-	-	-	-			-	(326)	(326)

Appropriation of net income:
Legal reserve		-	-	-	37,942	-	-	-	(37,942)	-	-	-	-
Interim dividends (R$ 0.33 per share)	18.h) and 29	-	-	-	-	-	-	-	(176,815)	-	-	-	(176,815)
Proposed dividends payable (R$ 0.47 per share), net of additional dividends	18.h) and 29	-	-	-	-	-	-	-	(251,949)	-	68,323	(792)	(184,418)
Retention of profits	18.h)	-	-	-	-	298,597	-	-	(298,597)	-	-	-	-

Other comprehensive income:
Valuation adjustments for financial instruments	2.3.c)	-	-	-	-	-	1,672	-	-	-	-	-	1,672
Currency translation of foreign subsidiaries	2.3.o)	-	-	-	-	-	-	(13,295)	-	-	-	-	(13,295)
Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	22,253	5,175,583

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Years ended December 31, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	2010	2009	2010	2009
Cash flows from operating activities
Net income for the year		758,823	433,317	765,186	440,741
Adjustments to concile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	11	(749,130)	(504,488)	(4)	(230)
Depreciation and amortization		-	-	530,829	529,320
PIS and COFINS credits on depreciation		-	-	9,582	10,226
Expense with tanks removed	16	-	-	(5,828)	(3,278)
Interest, monetary and exchange rate changes		37,289	93,036	414,595	110,724
Deferred income and social contribution taxes	9.b)	46	12	134,724	26,373
Income on sale of property, plant and equipment		-	-	(78,969)	(18,932)
Others		-	-	957	1,588

Dividends received from subsidiaries		464,803	257,289	-	-

(Increase) decrease in current assets
Trade accounts receivable	5	-	-	(94,685)	91,990
Inventories	6	-	-	(131,300)	380,856
Recoverable taxes	7	(31,651)	(9,465)	(34,282)	51,956
Other receivables		(795)	860	16,929	69,741
Prepaid expenses	10	-	-	(8,322)	8,441

Increase (decrease) in current liabilities
Trade payables		(9,916)	9,600	21,140	47,408
Wages and employee benefits		10	10	54,411	(2,688)
Taxes payable		(1,414)	1,309	36,542	19,555
Income and social contribution taxes		5	-	34,291	1,351
Other payables		(633)	(525)	(1,066)	(3,413)

(Increase) decrease in long-term assets
Trade accounts receivable	5	-	-	(11,215)	(23,375)
Recoverable taxes	7	8,147	(17,161)	(1,036)	(8,535)
Amounts in escrow		(15)	(24)	(72,267)	(44,240)
Other receivables		-	-	825	1,762
Prepaid expenses	10	-	-	6,699	(10,877)

Increase (decrease) in long-term liabilities
Provision for contingencies		(250)	(1,411)	(107,292)	60,717
Other payables		-	-	27,753	4,942

Net cash provided by operating activities		475,319	262,359	1,508,197	1,742,123

Ultrapar Participações S.A. and Subsidiaries Statements of cash flows - Indirect method Years ended December 31, 2010 and 2009 (In thousands of Reais)

		Parent		Consolidated
	Note	2010	2009	2010	2009

Cash flows from investing activities
Financial investments, net of redemptions		(12,758)	-	(130,507)	320,870
Disposal (acquisition) of investments, net	11	-	(4,980)	32,827	(1,355,509)
Capital contributions to subsidiaries	11	250,000	-	-	-
Cash of acquired subsidiaries		-	-	(99)	29,442
Merger and corporate reorganization		-	62,862	-	-
Acquisition of property, plan and equipment	12	-	-	(670,745)	(484,156)
Acquisition of intangible assets	13	-	-	(237,707)	(163,979)
Proceed on sale of property, plant and equipment		-	-	67,656	44,315
Cash received in relation to Maxfacil				35,000	-

Net cash provided by (used in) investing activities		237,242	57,882	(903,575)	(1,609,017)

Cash flows from financing activities
Financing and debentures
Fund raising	14	-	1,174,458	2,475,155	2,889,821
Amortization	14	(118,889)	(1,344,360)	(1,957,115)	(2,146,287)
Payment of financial lease	14	-	-	(11,176)	(13,853)
Dividends paid		(334,884)	(237,628)	(339,310)	(242,886)
Reduction of minority interest		-	-	(11,369)	-
Related entities	8.a)	83,028	(637,964)	(2,587)	(2,317)
Sale of treasury shares to subsidiaries		6,962	5,188	-	-

Net cash provided by (used in) financing activities		(363,783)	(1,040,306)	153,598	484,478

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(3,301)	(5,138)

Increase (decrease) in cash and cash equivalents		348,778	(720,065)	754,919	612,446

Cash and cash equivalents at the beginning of year	4	58,926	778,991	1,887,499	1,275,053

Cash and cash equivalents at the end of year	4	407,704	58,926	2,642,418	1,887,499

Additional information
Interest paid on financing		118,889	150,107	233,120	243,906
Income tax and social contribution paid for the year		-	-	60,521	41,301

Items not affecting cash for the year
Finance lease	14.h)	-	-	-	1,424

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

Years ended December 31, 2009 and 2008

(In thousands of Reais, except percentages)

		Parent				Consolidated
	Note	2010	%	2009	%	2010	%	2009	%
Revenues
Gross revenue from sales and services, except rents and royalties	23	-		-		44,151,568		37,801,499
Rebates, discounts and returns	23	-		-		(178,130)		(253,244)
Allowance for doubtful accounts - Release (creation)		-		-		(3,650)		(997)
Income on disposal of assets		-		-		78,969		18,932
		-		-		44,048,757		37,566,190

Materials purchased from third parties
Raw materials used		-		-		(2,058,875)		(1,630,964)
Cost of goods, products and services sold	2.3.a)	-		-		(37,308,551)		(31,957,529)
Third-party materials, energy, services and others		(7,400)		(5,537)		(1,223,649)		(1,127,338)
Recovery (loss) of asset value		11,912		8,735		8,512		5,067
		4,512		3,198		(40,582,563)		(34,710,764)

Gross value added		4,512		3,198		3,466,194		2,855,426
Deductions
Depreciation and amortization		-		-		(540,411)		(539,546)

Net value added by the company		4,512		3,198		2,925,783		2,315,880

Value added received in transfer
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	749,130		504,488		4		230
Dividends and interest on equity at cost		33		30		-		-
Rents and royalties	23	-		-		44,923		38,825
Financial revenues	26	146,846		108,341		266,965		176,203
		896,009		612,859		311,892		215,258

Total value added available for distribution		900,521		616,057		3,237,675		2,531,138

Distribution of value added
Labor and benefits		3,010	-	3,198	1	912,547	28	848,519	34
Taxes, fees and contributions		5,108	1	9,902	2	1,021,530	32	756,588	30
Financial expenses and rents		133,580	15	169,640	27	538,412	17	485,290	19
Dividends and interest on equity		428,764	47	278,562	45	429,556	13	283,746	11
Retained earnings		330,059	37	154,755	25	335,630	10	156,995	6
Value added distributed		900,521	100	616,057	100	3,237,675	100	2,531,138	100

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

1	Operations

Ultrapar Participações S.A. (“Company”), is a Company with headquarters at the Brigadeiro Luis Antônio Avenue, 1343 in São Paulo – SP, Brazil.

 It engages in the investment of its own capital in commercial and industrial activities, provision of services, and related businesses, including the subscription or acquisition of shares of other companies.Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), light fuel & lubricant distribution, and related business (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and provision of storage services for liquid bulk (“Ultracargo”). The Company also operates a petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2	Basis of preparation of financial statements

2.1 Basis of transition to adoption of the new accounting pronouncements issued by the Accounting Pronouncements Committee (“CPC”) and the International Financial Reporting Standards (“IFRS”)

Aiming at the convergence of the Brazilian accounting to the IFRS, during the years 2009 and 2010 the Brazilian Securities and Exchange Commission (“CVM”) issued several resolutions approving the CPC pronouncements and established new accounting standards applicable to Brazil, effective in 2010 (“New BR GAAP”). These statements are in accordance with the international accounting standards issued by the International Accounting Standards Board (“IASB”).

The transition date elected by the Company for the application of the New BR GAAP was January 1, 2009, date on which the Company and its subsidiaries prepared their opening balance sheet in accordance with the pronouncements of the New BR GAAP and IFRS.

The Company’s individual financial statements as of December 31, 2010 are stated according to the New BR GAAP, as well as 2009 information included therein. IFRS does not require the equity method of accounting for the individual financial statements of the parent company. Besides equity accounting, the parent company’s financial statements in New BR GAAP contain a second difference to IFRS, as expressly permitted by CPC 43, relating to the deferred charges written off as of  December 31, 2010, when such difference was eliminated (see Notes 2.2.c) and 28).

The Company’s consolidated financial statements as of December 31, 2010 are stated according to the IFRS, issued by IASB, as well as 2009 information included therein.

With the purpose of preparing the financial statements under New BR GAAP equivalent to financial statements under IFRS, CPC 43 defines as the first step for the adoption of the new pronouncements the adoption of CPC 37 (First-Time Adoption of International Accounting Standards) – equivalent to IFRS 1 (First-Time Adoption of IFRS) – which provide exceptions to and optional exemptions for the complete retrospective addoption of the accounting standards, as summarized below.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

a.	Exemption related to business combination occurred before the transition date

The Company and its subsidiaries opted for the exemption related to business combinations; accordingly, business combinations that occurred before January 1, 2009 were not restated. Main business combinations performed by the Company before the transition date were the acquisitions of Ipiranga in 2007 and União Terminais in 2008.

The Company and its subsidiaries extended this exemption to acquisitions of interests in subsidiaries and joint ventures, which were not restated in the opening balance sheet as well. The main acquisition of joint venture realized before the transition date was the acquisition of RPR in 2007.

b.	Exemption related to changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment

The Company and its subsidiaries identified the need to include in property, plant and equipment the estimated cost to remove, to decommission or to restore, Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations.

Using the exemption permitted by the standard, Ipiranga did not calculate the removal cost of tanks existing on January 1, 2009 based on the costs at the acquisition date of the respective tanks for recognition in property, plant and equipment. The amount registered as the acquisition cost of the tanks in property, plant and equipment was obtained based on the estimated removal cost as of January 1, 2009, which was discounted to the date of acquisition of each tank and then depreciated up to the transition date.

c.	Exemption relating to deemed cost

The Company and its subsidiaries elected not to review historical costs of property, plant and equipment and not to use the deemed cost standard. The Company’s election not to use deemed cost is primarily a result of the following factors: (i) election to maintain the existing revaluation balances, which are now included in the cost value of its assets, (ii) recognition of the 1996 and 1997 inflation adjustment, (iii) a significant amount of investments in property, plant and equipment in the last three years, and (iv) fair value accounting for property, plant and equipment in acquisitions carried out since January 1, 2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

2.2 Conciliation between previous GAAP and IFRS (Consolidated)

Opening balance sheet as of January 1, 2009

	Balance 1/1/2009 – previous accounting practices	Adjustments	Note 2.2	Reclassifications	Note 2.2	Balance 1/1/2009 - IFRS
Assets
Current assets
Cash and cash equivalents	1,275,053	-		-		1,275,053
Financial investments	851,374	5,120	f	9,107	k	865,601
Trade accounts receivable	1,429,311	1,503	k	18,241	k	1,449,055
Inventories	1,033,756	-		-		1,033,756
Recoverable taxes	311,869	-		-		311,869
Deferred income and social contribution taxes	111,842	-		(111,842)	k	-
Other receivables	103,605	-		-		103,605
Prepaid expenses	19,000	2,033	g	-		21,033
Total current assets	5,135,810	8,656		(84,494)		5,059,972

Non-current assets
Financial investments	7,193	-		-		7,193
Trade accounts receivable	210,057	(17,263)	k	(120,895)	k	71,899
Related companies	5,640	-		-		5,640
Deferred income and social contribution taxes	408,708	32,029	h	111,842	k	552,579
Recoverable taxes	42,959	-		-		42,959
Escrow deposits	56,053	-		148,123	k	204,176
Other receivables	491	-		-		491
Prepaid expenses	24,581	8,294	g	-		32,875
Investments in affiliates	12,981	-		-		12,981
Investments in other	21,000	(18,618)	c	-		2,382
Property, plant and equipment	3,131,496	(8,295)	a/b	-		3,123,201
Intangible assets	594,595	19,515	k	155,877	k	769,987
Deffered charges	15,604	(15,604)	c	-		-

Total non-current assets	4,531,358	58		294,947		4,826,363

Total assets	9,667,168	8,714		210,453		9,886,335

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Balance 1/1/2009 – previous accounting practices	Adjustments	Note 2.2	Reclassifications	Note 2.2	Balance 1/1/2009 - IFRS
Liabilities

Current liabilities
Financing	1,645,534	-		62,330	k	1,707,864
Finance leases	12,581	-		-		12,581
Trade payables	614,201	-		-		614,201
Salaries and related charges	164,620	-		-		164,620
Taxes payable	88,972	(3,199)	g	-		85,773
Dividends payable	127,021	(52,391)	i	-		74,630
Income tax and social contribution payable	17,418	-		-		17,418
Deferred income and social contribution taxes	14,706	-		(14,706)	k	-
Post-employment benefits	8,768	-		-		8,768
Provision for assets retirement obligation	-	2,611	a	-		2,611
Provision for contingencies	32,521	-		-		32,521
Other payables	21,378	452	g	-		21,830
Deferred revenue	-	1,624	g	-		1,624
Total current liabilities	2,747,720	(50,903)		47,624		2,744,441

Non-current liabilities
Financing	2,000,941	-		-		2,000,941
Finance leases	12,866	-		-		12,866
Related companies	4,422	-		-		4,422
Deferred income and social contribution taxes	18,233	-		14,706	k	32,939
Provision for contingencies	103,530	7,190	g	148,123	k	258,843
Post-employment benefits	77,722	-		-		77,722
Provision for assets retirement obligation	-	39,148	a	-		39,148
Other payables	13,471	5,028	g	-		18,499
Deferred revenue	-	4,508	g	-		4,508
Total non-current liabilities	2,231,185	55,874		162,829		2,449,888
Minority interest	38,187	(38,187)	j	-		-

Shareholders’ equity

Share capital	3,696,773	-		-		3,696,773
Capital reserve	855	2,051	g	-		2,906
Revaluation reserve	10,280	-		-		10,280
Profit reserves	1,078,914	-		-		1,078,914
Treasury shares	(138,807)	11,475	g	-		(127,332)
Retained earnings and additional dividends	-	(9,783)		-		(9,783)
Valuation adjustment	(6,248)	-		-		(6,248)
Cumulative translation adjustments	8,309	-		-		8,309
Shareholders’ equity attributable to owners of the parent	4,650,076	3,743		-		4,653,819
Non-controlling interest	-	38,187	j	-		38,187
Total shareholders’ equity	4,650,076	41,930		-		4,692,006
Total liabilities and shareholders’ equity	9,667,168	8,714		210,453		9,886,335

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Balance sheet as of December 31, 2009

	Balance 12/31/2009 – previous accounting practices	Adjustments	Note 2.2	Reclassifications	Note 2.2	Balance 12/31/2009 - IFRS
Assets
Current assets
Cash and cash equivalents	1,887,499	-		-		1,887,499
Financial investments	388,505	-		51,752	k	440,257
Trade accounts receivable	1,612,501	8,295	k	(2,513)	k	1,618,283
Inventories	942,181	-		-		942,181
Recoverable taxes	320,161	-		-		320,161
Deferred income and social contribution taxes	168,774	-		(168,774)	k	-
Other receivables	35,336	-		-		35,336
Prepaid expenses	26,005	-		-		26,005
Total current assets	5,380,962	8,295		(119,535)		5,269,722

Non-current assets
Financial investments	7,193	-		-		7,193
Trade accounts receivable	338,200	(19,924)	k	(231,899)	k	86,377
Related companies	7,606	-		-		7,606
Deferred income and social contribution taxes	472,741	56,395	h	168,774	k	697,910
Recoverable taxes	53,176	-		-		53,176
Escrow deposits	104,255	-		204,283	k	308,538
Other receivables	1,504	-		-		1,504
Prepaid expenses	51,639	(3,978)	g	-		47,661
Investments in affiliates	12,461	-		-		12,461
Investments in other	10,794	(8,509)	c	-		2,285
Property, plant and equipment	3,791,274	(6,774)	a,b,d.1)	-		3,784,500
Intangible assets	864,547	32,589	d.1)/k	306,557	k	1,203,693
Deffered charges	9,819	(9,819)	c	-		-

Total non-current assets	5,725,209	39,980		447,715		6,212,904

Total assets	11,106,171	48,275		328,180		11,482,626

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Balance 12/31/2009 – previous accounting practices	Adjustments	Note 2.2	Reclassifications	Note 2.2	Balance 12/31/2009 - IFRS
Liabilities

Current liabilities
Financing	1,008,209	-		123,897	k	1,132,106
Debentures	1,381	-		-		1,381
Finance leases	10,728	-		-		10,728
Trade payables	891,869	-		-		891,869
Salaries and related charges	176,490	-		-		176,490
Taxes payable	125,474	(3,978)	g	-		121,496
Dividends payable	170,724	(56,856)	i	-		113,868
Income tax and social contribution payable	18,975	-		-		18,975
Deferred income and social contribution taxes	916	-		(916)	k	-
Post-employment benefits	11,960	-		-		11,960
Provision for assets retirement obligation	-	3,813	a/d.1)	-		3,813
Provision for contingencies	23,024	-		-		23,024
Other payables	48,236	476	g	-		48,712
Deferred revenue	-	11,821	e/g	-		11,821
Total current liabilities	2,487,986	(44,724)		122,981		2,566,243

Non-current liabilities
Financing	2,131,388	-		-		2,131,388
Debentures	1,186,485	-		-		1,186,485
Finance leases	4,637	-		-		4,637
Related companies	4,071	-		-		4,071
Deferred income and social contribution taxes	12,580	-		916	k	13,496
Provision for contingencies	271,711	64,237	d.1)	204,283	k	540,231
Post-employment benefits	90,080	-		-		90,080
Provision for assets retirement obligation	-	60,765	a/d.1)	-		60,765
Other payables	37,052	(2,383)	g	-		34,669
Deferred revenue	-	5,310	g	-		5,310
Total non-current liabilities	3,738,004	127,929		205,199		4,071,132
Minority interest	35,017	(35,017)	j	-		-

Shareholders’ equity

Share capital	3,696,773	-		-		3,696,773
Capital reserve	4,482	-		-		4,482
Revaluation reserve	8,156	-		-		8,156
Profit reserves	1,268,850	(91,888)		-		1,176,962
Treasury shares	(123,720)	-		-		(123,720)
Retained earnings and additional dividends	-	(56,856)		-		56,856
Valuation adjustment	(4,075)	-		-		(4,075)
Cumulative translation adjustments	(5,302)	-		-		(5,302)
Shareholders’ equity attributable to owners of the parent	4,845,164	(35,032)		-		4,810,132
Non-controlling interest	-	35,119	j	-		35,119
Total shareholders’ equity	4,845,164	87		-		4,845,251

Total liabilities and shareholders’ equity	11,106,171	48,275		328,180		11,482,626

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Income statement for the year ended December 31, 2009

	Income statement - previous accounting practices -					Income statement
	2009	Adjustments	Note 2.2	Reclassifications	Note 2.2	IFRS -
						2009
Net revenue from sales and services	36,115,878	(11,026)	e, g	(7,788)	k	36,097,064
Cost of products and services sold	(33,411,973)	3,733	b, c, d.1)	(35,330)	k	(33,443,570)
Gross income	2,703,905	(7,293)		(43,118)		2,653,494

Equity in income of subsidiaries and affiliates	230	-		(230)	k	-
Selling and marketing	(819,582)	1,049	c	(201,762)	k	(1,020,295)
General and administrative	(706,778)	(195)	c/d.1)	(44,449)	k	(751,422)
Depreciation and amortization	(281,802)	(24,568)	b/ c/ d.1)	306,370	k	-
Income on disposal of assets	-	(1,380)	a	20,312	k	18,932
Other net operating income	19,328	3	g	-		19,331
Operating income	915,301	(32,384)		37,123		920,040

Financial expenses	(479,197)	3,697	a/g	7,788	k	(467,712)
Financial income	201,032	-		(24,829)	k	176,203
Equity in income of affiliates	-	-		230	k	230
Other net operating income	20,312	-		(20,312)	k	-
Income before social contribution and income taxes	657,448	(28,687)		-		628,761

Social contribution and income taxes	(187,094)	(926)	h	-		(188,020)

Income before non-controlling interests	470,354	(29,613)		-		440,741

Non-controlling interests	(3,606)	3,606	j	-		-

Net income for the year	466,748	(26,007)		-		440,741

Income atributable to:
Shareholders of the Company	466,748					437,135
Non-controlling interests in subsidiaries	3,606					3,606

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Reconciliation of shareholders’ consolidated	Note 2.2	December 31, 2010	December 31, 2009	January 1, 2009

Shareholders’ equity under previous GAAP		5,212,236	4,845,164	4,650,076

Adoption of IFRS effects:
Recognition of provision for assets retirement obligation	a)	(36,193)	(38,008)	(36,773)
Measurement of property, plant and equipment:	b)	(8,879)	(12,802)	(12,598)
Write-off of investments in progress and of deferred charges	c)	(20,985)	(31,211)	(36,602)
Business Combination –Texaco acquisition	d.1)	(78,172)	(49,810)	-
Business Combination – DNP acquisition	d.2)	(1,692)	-	-
Loyalty program	e)	(11,547)	(9,927)	-
Other effects, net	f) and g)	(5,578)	(6,525)	5,296
Deferred income and social contribution taxes	h)	35,817	56,395	32,029
Reversal of dividends payable in excess of the minimum mandatory dividends established in the Bylaws	i)	68,323	56,856	52,391
Total		(58,906)	(35,032)	3,743

Shareholders’ equity, excluding non-controlling interest in subsidiaries		5,153,330	4,810,132	4,653,819
Non-controlling interest in subsidiaries’ shareholders´equity	j)	22,253	35,119	38,187
Shareholders’ equity under IFRS		5,175,583	4,845,251	4,692,006

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated net income	Note 2.2	Period ended December 31, 2010	Period ended December 31, 2009

Net income under previous GAAP		800,744	466,748
Adoption of IFRS effects:
Recognition of provision for assets retirement obligation	a)	1,815	(1,235)
Measurement of property, plant and equipment:	b)	3,923	(204)
Write-off of investments in progress and of deferred charges	c)	10,226	5,392
Business Combination –Texaco acquisition	d.1)	(28,362)	(24,518)
Business Combination – DNP acquisition	d.2)	(1,692)	-
Loyalty program	e)	(1,620)	(9,927)
Other effects, net	g)	846	1,805
Deferred income and social contribution taxes	h)	(20,577)	(926)
Total		(35,441)	(29,613)

Net income, attributable to shareholders of the Company		765,303	437,135

Non-controlling interest in subsidiaries’ net income	j)	(117)	3,606

Net income under IFRS		765,186	440,741

a.	Recognition of provision for removal of fuel tanks (“asset retirement obligation” - ARO)

Under the prior accounting standards, there was no requirement to recognize a provision for the liability to remove Ipiranga’s fuel tanks located at Ipiranga-branded gas stations. The Company recognized amounts related to the removal and write-off of tanks as an expense as incurred.

For IFRS purposes, a provision must be recorded for the removal of assets when there is a legal or constructive obligation. The Company has identified that such provision is required for Ipiranga’s underground fuel tanks. Therefore, a provision was recognized in the amount of the costs estimated to remove the tanks existing on January 1, 2009 (see Note 2.1.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.	Measurement of property, plant and equipment

In accordance with the prior accounting practices, subsidiaries capitalized just borrowing costs with specific destination related to the acquisition and construction of qualifying assets. After January 1, 2009, subsidiaries started to capitalize also borrowing costs without specific destination related to the acquisition and construction of qualifying assets, based on a weighted average rate of borrowing costs prevailing in each period, according to IAS 23.  In addition, hyperinflationary economy accounting, according to the prior accounting practices, was applied until December 31, 1995. Under the international standards applicable to the New BR GAAP, the Brazilian economy was qualified as a hyperinflationary economy in the years 1996 and 1997.

c.	Write-off of investments in progress and of deferred charges

For the prior accounting practices purposes, the Company capitalized the following items: (i) sundry expenses incurred for Texaco acquisition; (ii) expenses for the Comperj project, which is related to the future development of a joint business with other companies for the construction of a petrochemical complex; and (iii) restructuring costs related to the LPG distribution business.

For IFRS purposes, the expenses described above do not meet the conditions for capitalization and must be recognized in income when incurred. For New BR GAAP purposes, the balance relating to the LPG business restructuring project was written off as of December 31, 2010, while the remaining deferred items had already been written off as of the transition date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

d.	Business combination

d.1) Business combination – Texaco acquisition

On April 1, 2009, through its subsidiary Sociedade Brasileira de Participações Ltda., the Company acquired Chevron Brasil Ltda. and Sociedade Anônima de Óleo Galena Signal by an amount of R$ 1,355,509. This acquisition allowed an expansion of the Company’s fuel and lubricant distribution business to Brazil´s central-west, northeast and north regions and an increase in operating scale, which resulted in benefits for the Company and its resellers, customers, consumers and community.

In accordance with the prior accounting practices the assets and liabilities of acquired entities were recorded at book value. Goodwill was equal to the difference between the price paid, including sundry expenses incurred, and the net book value of the assets. Goodwill was broken down into R$ 398,985 based on expected future profitability and R$ 344,418 based on the difference between the market value and the book value of the assets.

For IFRS purposes, the fair value of the assets and liabilities acquired has been determined. Acquisition cost has been allocated between the identified assets acquired and liabilities assumed, recognized at fair value. Intangible assets which had not been recognized in the books of the acquired entities were taken into account during identification of assets and liabilities. Sundry expenses incurred were recognized as incurred and were not part of acquisition cost.

The table below summarizes the estimates of fair values of the assets acquired and liabilities assumed on completion of the acquisition:

R$

Current assets	625,000
Non-current assets	1,132,485
Goodwill	177,759
Total assets acquired and goodwill	1,935,244

Current liabilities	311,869
Non-current liabilities	267,866

Net assets	1,355,509

The fair value of intangible assets acquired in the business combination was allocated to (i) licensing, in the amount of R$ 25,466, which is amortized over 5 years and (ii) market rights of R$ 95,995, which are amortized over approximately 4 years.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Goodwill recorded under prior accounting practices	398,985
Deferred taxes effects on goodwill	(134,658)
Goodwill recorded under prior accounting practices, net of deferred taxes effects	264,327
Goodwill difference between New BR GAAP and prior accounting practices	(86,568)
Goodwill recorded under New BR GAAP	177,759

Difference between the market value and the carrying value of the assets (treated similarly between prior accounting practices and New BR GAAP)	344,418

The following summary presents the Company’s unaudited pro forma information for the period ended December 31, 2009, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

2009 (unaudited)

Net revenue from sales and services	39,086,070
Operating income	891,966
Net income	416,458
Net earnings per share - whole R$ (see Note 29)	0.78

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

d.2) Business combination – Acquisition of Distribuidora Nacional de Petróleo Ltda. (“DNP”)

On November 1, 2010, the Company, through its subsidiary IPP, acquired a 100% equity interest in DNP for an amount of R$ 72,330, subject to working capital adjustment. This acquisition reinforces the strategy of expansion, initiated with the acquisition of Texaco, to the Midwest, Northeast and North of Brazil where the consumption growth has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast.

The acquisition cost was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also provisionally taken into account.The provisional goodwill based on expected future earnings is R$ 46,541. The estimated value added for assets acquired, which is being determined based on a report prepared by an independent appraiser, has a provisional value of R$ 47,648 (gross of R$ 16,126 of deferred income and social contribution taxes), which reflects the difference between the market value and the book value of the assets. The report is in its preliminary stage and may be changed until its completion expected for March 2011.

The table below summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed as of the completion of the acquisition:

$R

Current assets	45,292
Non-current assets	39,942
Goodwill	46,541
Total assets acquired and goodwill	131,775

Current liabilities	21,223
Non-current liabilities	38,222

Net assets	72,330

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The following summary presents the Company’s unaudited pro forma information for the period ended December 31, 2010, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

2010 (unaudited)
Net revenue from sales and services	42,904,092
Operating income	1,343,418
Net income	777,818
Net earnings per share - whole R$ (see Note 29)	1.45

e.	Loyalty Program

Since March 2009, Ipiranga has a loyalty program called Km de Vantagens that rewards registered customers with points when they buy products at Ipiranga gas stations. The customer may exchange the points for discounts on products and services offered by Ipiranga’s partners.

Under the prior accounting practices, charges under the program for which Ipiranga was liable (those related to Multiplus Fidelidade partner) were recognized as incurred.

For IFRS purposes, points received by Ipiranga’s customers for buying products at the gas station chain that may be used in Multiplus Fidelidade are considered as part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in income when the points are redeemed, on which occasion the charges incurred are also recognized in income. Deferred revenue of unredeemed points is recognized in income when the points expire.

f.	Embedded derivative

Under the previous accounting standards, a derivative embedded in a financial investment or contract was not required to be accounted for separately from the host contract.

For IFRS purposes, an embedded derivative must be bifurcated between the host contract and the derivative. As of January 1, 2009, the subsidiary Oxiteno Overseas Corp (“Oxiteno Overseas”) had Linked Notes, which were linked to the notes issued by its subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”). These Linked Notes were bifurcated for IFRS purposes (see Note 4.a) for additional details on these Linked Notes).

g.	Other effects

Other effects include amounts that, whether individually or jointly, are immaterial.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

h.	Deferred income and social contribution taxes

Deferred income and social contribution taxes represent the effects of the matters addressed in items (a) to (g).

i.	Reversal of dividends payable in excess of the minimum mandatory dividends established in the Bylaws

Under the previous accounting standards, at the end of each fiscal year, dividends and interest on equity proposed by management were recognized as liabilities, regardless of whether they had been approved by the Shareholders’ Meeting.

For IFRS purposes, dividends and interest on equity in excess of the obligation established in the Bylaws must be recognized as a legal obligation in current liabilities only if approved by the Shareholders’ Meeting.

j.	Presentation of non-controlling interests in subsidiaries

Under the previous accounting standards, non-controlling interests in subsidiaries were presented separately from shareholders’ equity and deducted from net income in the consolidated financial statements.

For IFRS purposes, non-controlling interests in subsidiaries are presented as part of consolidated shareholders’ equity and net income.

k.	Reclassifications

For compatibility with IFRS and a better presentation of the financial statements, certain reclassifications between accounts were made in the previously published balance sheet, income statement and cash flow statement.

The main reclassifications were:
•
Depreciation and amortization costs, which were previously recorded in the income statement under depreciation and amortization, are now allocated according to their function, i.e. in costs of goods sold, selling expenses or administrative expenses.

•	Escrow deposits are now disclosed separately from provisions for contingencies.
•	Bonuses for clients, which were previously recognized in accounts receivable, are now recognized in intangible assets.
•	Foreign currency advances delivered, which were previously recorded as a reduction of accounts receivable, are now recorded under loans and financing.
•	Deferred income and social contribution taxes are now recorded as long-term.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

2.3 Summary of significant accounting policies

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all the periods presented in these Company and consolidated financial statements and in the preparation of the opening balance sheet as of January 1, 2009 for transition to the New BR GAAP and the IFRS standards. For information about the basis for the transition to New BR GAAP and IFRS, as well as the differences between both accounting standards see Notes 2.1, 2.2.c) and 28.

a.	Recognition of income

Revenue from sales and costs are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services  are provided. Costs of products sold and services provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further detail on cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with IAS 39 (CPC 38, 39 and 40), the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•	Loans and receivables: non-derivative financial instruments with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

The Company and its subsidiaries designate certain derivative financial instruments used to hedge against changes in interest rates and variations in the exchange rate as cash flow hedge. In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary.

The Company and its subsidiaries designate derivative financial instruments used to compensate variations due to changes in interest rates in the market value of contracted debt in Reais as fair value hedge. Such variations, as well as the difference between the derivative financial instrument fair value and its updated cost, are recognized in the income.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 20.

d.	Current and non-current assets

The trade accounts receivable are recorded at the amount billed, adjusted to the present value if applicable, including all direct taxes of the Company and its subsidiaries.

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost ornet realizable value .

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.3.r).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

e.	Investments

Investments in subsidiaries are valued by the equity method of accounting.

Investments in companies in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also accounted for the equity method of accounting (see Note 11).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary.

f.	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as significant maintenance costs resulting from scheduled plant outages. Property, plant and equipment acquired before December 31,1997 are adjusted for inflation as of that date, as mentioned in Note 2.2.b).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into  account the economic life of the assets, which are periodically revised and applied as from January 1, 2010. The methodology applied by the independent appraiser took into account the economic or technical life estimated by the manufacturer, based on ideal project conditions, adjusted by determinant reduction factors of service and maintenance conditions inherent to the analyzed groups of property, plant and equipment. The following groups of property, plant and equipment were subject to revision:

	Weighted average term of depreciation	Weighted average term of depreciation
	(years) - previous	(years) - revised

Buildings	25	26
Leasehold improvements	14	12
Machinery and equipment	10	11
Light fuel/lubricant distribution equipment and facilities	10	14
LPG tanks and bottles	10	13
Vehicles	5	6
Furniture and utensils	10	7
IT equipment	5	5

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

g.	Financial leases

•               Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 12. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 14.h).

•               Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 21.d).

h.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the main criteria below (see Note 13):

• Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as from January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the assets and liabilities of the acquired entity, and tested annually to verify the existence of probable losses (impairment). In accordance with IFRS 3(R), goodwill is allocated to the respective cash generating units for impairment testing purposes.

• Bonus expenses as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized according to the term of the agreement.

• Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries have not recorded  intangible assets that were created internally or that have an indefinite useful life, except goodwill.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

i.	Current and non-current liabilities

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the financial statements. When applicable the current and noncurrent liabilities are recorded in present value based on interest rates that reflect the term, currency and risk of each transaction. Transaction costs incurred and directly attributable to the activities necessary only to accomplish the transactions in order to raise funds through contracting debt or loans or by issuing debt bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over their term.

j.	Income and social contribution taxes on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 9.b).

k.	Assets retirement obligation – fuel tanks

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated amount of the obligation to remove this fuel tank is recorded as a liability when tanks are installed. The amount is recorded in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are adjusted until the respective tank is removed. The estimated removal cost is revised periodically.

l.	Provision for contingencies

The provision for contingencies is created for contingent risks with a probable chance of loss (more-likely-than-not) in the opinion of management and internal and external legal counsel, and the amounts are recorded based on evaluation of the outcomes of the legal proceedings (see Note 21.a).

m.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 22.b).

n.	Transactions in foreign currency

Transactions in foreign currency carried out by the Company or its subsidiaries are translated into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated at the exchange rate prevailing on the balance sheet date. The effect of the difference between those exchange rates is recognized in income until their realization.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

o.	Basis for translation of financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of December 31, 2010 was R$ 18,597 of exchange rate loss (R$ 5,302 loss as of December 31, 2009).

For IFRS purposes, based on IAS 29, from 2010, Venezuela is regarded as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina C.A. were adjusted by the Venezuelan Consumer Price Index (CPI).

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect by the end of the respective period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income. The loss recognized as income as of December 31, 2010 amounted to R$ 1,726 (R$ 10,794 loss as of December 31, 2009).

p.	Use of judgment

The financial statements require the use of judgment and estimates for the accounting of certain assets, liabilities and results. In these estimates, the Company and subsidiaries's management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates related mainly to determining the fair value of financial instruments (Notes 4 and 20), the determination of provisions for income taxes (Note 9), the useful life of property, plants and equipments (Note 12), recovery value of long-lived assets (Note 13), provisions for tax, civil and labor liabilities (Note 21) and estimates for the preparation of actuarial reports (Note 22). The actual result of the transactions and information may differ from estimates.

q.	Impairment of assets

The Company reviews, at least annually, the carrying value of assets for their possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. No impairment was recorded in the abovementioned periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

r.	Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on property, plant and equipment (CIAP – see Note 7). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

s.	Statements of value added

The Company and its subsidiaries prepare the statements of value added, individual and consolidated, according to CPC 09 - Statement of Value Added, as an integral part of the New BR GAAP financial statements as applicable to public companies, while for IFRS purposes they represent additional financial information.

t.	New pronouncements not yet adopted

Some standards, amendments and interpretations to IFRS issued by IASB have not yet taken effect for the year ended December 31, 2010:

•              Limited exemption from Comparative IFRS 7 Disclosures for First-time Adopters.
•              Improvements to IFRS 2010.
•              IFRS 9 Financial Instruments
•              Prepayment of a minimum fund requirement (Amendment to IFRIC 14)
•              Amendments to IAS 32 Classification of rights issues

CPC has not yet issued statements equivalent to the above IFRS pronouncement, but is expected to do so before the date they become effective. The early adoption of IFRS pronouncements is subject to prior approval of the CVM.

The Company and its subsidiaries have not estimated the impact of these new standards on their financial statements.

On February 23, 2011 the Company’s Board of Directors authorized the conclusion of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

3	Principles of consolidation and investments in affiliates

The consolidated financial statements were prepared following the basic principles of consolidation established by New BR GAAP and IFRS. Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. The non-controlling interest in subsidiaries is indicated in the financial statements.

The consolidated financial statements include the following direct and indirect subsidiaries:

		% interest in the share capital
		12/31/2010		12/31/2009		1/1/2009
		Control		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100		100		100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99	-	99
Transultra - Armazenamento e Transporte Especializado Ltda. (**)	Brazil	-	-	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	-	-	100	-	100
AGT – Armazéns Gerais e Transportes Ltda.	Brazil	-	-	-	100	-	100
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	100	-	100	-	-
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100	-	100
Barrington S.L.	Spain	-	100	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100	-	100
Global Petroleum Products Trading Corp. (**)	Virgin Islands	-	100	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda. (**)	Brazil	-	-	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100		100	-	100	-
Distribuidora Nacional de Petróleo Ltda.	Brazil	-	100	-	-	-	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100	-	100
Comercial Farroupilha Ltda. (**)	Brazil	-	-	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100	-	100
Sociedade Anônima de Óleo Galena-Signal (**)	Brazil	-	-	-	100	-	-
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100	-	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-	100	-
Sociedade Brasileira de Participações Ltda. (**)	Brazil	-	-	-	-	100	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(*)
The Company maintains a shared equity interest in these companies, whose articles of organization establish a joint control. These joint ventures are recognized by the Company using proportionate consolidation, as allowed by IAS 31.

RPR is primarily engaged in oil refining, Maxfácil Participações S.A. is primarily engaged in the management of Ipiranga-branded credit cards, and União Vopak Armazéns Gerais Ltda. is primarily engaged in liquid bulk storage in the port of Paranaguá.

(**)	As shown in the table above, during 2009 and 2010, the Company made several mergers between companies in order to simplify the corporate structure and to reduce expenses.

In 2010, the sale of Ultracargo - Operações Logísticas e Participações Ltda. in-house logistics, solid bulk storage and road transportation businesses was concluded with the transfer of the shares of AGT – Armazéns Gerais e Transporte Ltda. (“AGT”) and Petrolog Serviços e Armazéns Gerais Ltda. (“Petrolog”)  to Aqces Logística Internacional Ltda. and the net receipt of R$ 80 million by Ultracargo.

On November, 1 2010, the Company, through its subsidiary IPP, acquired 100% of DNP’s equity interest (see Note 2.2.d.2).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

4	Financial assets

Financial assets, excluding cash and banks, are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) the balances of cash and banks, and (ii) short-term investments, highly liquid, readily convertibles to a known amount of cash and which are subject to an insignificant risk of value change.

	Parent			Consolidated

	12/31/2010	12/31/2009	1/1/2009	12/31/2010	12/31/2009	1/1/2009

Cash and banks
In local currency	23	23	533	59,980	102,888	154,682
In foreign currency	-	-	-	12,813	25,452	9,669

Financial investments
In local currency
Fixed-income securities and funds	407,681	58,903	778,458	2,569,625	1,759,159	1,052,801
In foreign currency
Fixed-income securities and funds	-	-	-	-	-	57,901

Total cash and cash equivalents	407,704	58,926	778,991	2,642,418	1,887,499	1,275,053

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•	Financial Investments

Financial assets that are not considered cash and cash equivalents are considered as financial investments.

	Parent			Consolidated

	12/31/2010	12/31/2009	1/1/2009	12/31/2010	12/31/2009	1/1/2009

Financial investments
In local currency
Fixed-income securities and funds	12,758	-	-	360,032	228,556	313,221

In foreign currency
Linked notes (a)	-	-	-	-	-	145,779
Fixed-income securities and funds	-	-	-	198,149	206,171	366,774

Income from currency and interest rate hedging instruments (b)	-	-	-	19,778	12,723	47,020

Total of financial investments	12,758	-	-	577,959	447,450	872,794

Current	12,758	-	-	558,209	440,257	865,601

Non-current	-	-	-	19,750	7,193	7,193

(a) Represents US$ 60 million in linked notes (the “Linked Notes”), which were linked to the notes issued by subsidiary Cia. Ultragaz in foreign markets in 1997 (the “Original Notes”). In April 2006, subsidiary Oxiteno Overseas, then the owner of the Original Notes, sold those notes to a financial institution abroad. Simultaneously, the subsidiary purchased the Linked Notes from the same financial institution. This transaction resulted in a financial gain to the subsidiary corresponding to the difference between the interest rate paid on the Linked Notes and the Original Notes, as explained in Note 14.c). This financial instrument was classified as loans and receivables for measurement purposes (see Note 2.3.c). The Linked Notes have an embedded derivative, which was bifurcated (see Notes 2.2.f) and 20). On December 23, 2009, subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes, thus settling the investment.

(b) Accumulated gains, net of income tax (see Note 20).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The financial assets of the Company and its subsidiaries, except cash and banks, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; and (iii) available for sale, as shown on the table below.

	Consolidated
	12/31/2010	12/31/2009	1/1/2009

Measured at fair value through income	2,589,403	1,771,882	1,157,723
Held to maturity	7,193	7,193	7,193
Available for sale	550,988	427,534	672,802
Loans and receivables	-	-	145,778

Financial assets, except cash and banks	3,147,584	2,206,609	1,983,496

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

5	Trade accounts receivable (Consolidated)

	12/31/2010	12/31/2009	1/1/2009

Domestic customers	1,605,767	1,511,872	1,294,905
Customer financing - Ipiranga	202,719	194,429	179,686
Foreign customers	123,823	112,819	106,141
(-) Allowance for doubtful accounts	(119,932)	(114,460)	(59,778)

	1,812,377	1,704,660	1,520,954

Current	1,715,709	1,618,283	1,449,055

Non-current	96,668	86,377	71,899

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

The breakdown of trade accounts receivable, gross, is as follows:

	Total	Not yet due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 180

December 31, 2010	1,932,309	1,692,151	60,321	16,415	5,067	9,442	148,913

December 31, 2009	1,819,120	1,569,947	67,781	16,208	10,634	16,790	137,760

January 1, 2009	1,580,732	1,349,929	93,920	27,821	11,029	15,529	82,504

Movements in the allowance for doubtful accounts are as follows:

Balance as of January 1, 2009	59,778
Opening balance of Texaco acquisition	43,115
Additions	25,947
Write-offs	(14,380)
Balance as of December 31, 2009	114,460
Opening balance of DNP acquisition	1,720
Additions	17,825
Write-offs	(14,073)
Balance as of December 31, 2010	119,932

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

6	Inventories (Consolidated)

	12/31/2010			12/31/2009			1/1/2009
		Provision for loss	Net balance		Provision for loss	Net balance		Provision for loss	Net balance
	Cost			Cost			Cost

Finished goods	181,419	(9,905)	171,514	205,265	(19,649)	185,616	333,054	(16,704)	316,350
Work in process	7,907	-	7,907	1,925	-	1,925	1,351	-	1,351
Raw materials	177,123	(2,059)	175,064	124,141	(52)	124,089	248,150	(22)	248,128
Liquefied petroleum gas (LPG)	26,648	-	26,648	24,769	-	24,769	29,535	-	29,535
Fuels, lubricants and greases	553,491	(1,032)	552,459	477,017	(1,310)	475,707	333,675	(876)	332,799
Consumable materials and bottles for resale	49,688	(1,028)	48,660	39,167	(1,039)	38,128	36,466	(1,373)	35,093
Advances to suppliers	111,578	-	111,578	77,865	-	77,865	55,711	-	55,711
Properties for resale	39,707	-	39,707	14,082	-	14,082	14,789	-	14,789

	1,147,561	(14,024)	1,133,537	964,231	(22,050)	942,181	1,052,731	(18,975)	1,033,756

Movements in the provision for loss are as follows:

Balance as of January 1, 2009	18,975
Additions	3,075
Balance as of December 31, 2009	22,050
Write-offs	(8,026)
Balance as of December 31, 2010	14,024

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

7	Recoverable taxes

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), and Income and Social Contribution Taxes (IRPJ and CSLL).

	Parent			Consolidated

	12/31/2010	12/31/2009	1/1/2009	12/31/2010	12/31/2009	1/1/2009

IRPJ and CSLL	78,868	55,365	28,698	145,554	108,776	112,755
ICMS	-	-	-	202,584	241,389	174,088
Provision for ICMS losses (*)	-	-	-	(56,130)	(70,986)	(42,313)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.3.r)	-	-	-	(3,273)	(3,830)	(5,511)
PIS and COFINS	21	21	21	97,568	78,684	76,561
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	-	10,507	9,762	13,303
IPI	-	-	-	4,342	3,721	22,208
Others	21	20	61	7,935	5,821	3,737
Total	78,910	55,406	28,780	409,087	373,337	354,828

Current	69,897	38,245	28,780	354,317	320,161	311,869

Non-current	9,013	17,161	-	54,770	53,176	42,959

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of January 1, 2009	42,313
Opening balance of Texaco acquisition	36,296
Reversals	(6,563)
Write-offs	(1,060)
Balance as of December 31, 2009	70,986
Reversals	(5,741)
Write-offs	(9,115)
Balance as of December 31, 2010	56,130

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

8	Related parties

a. Related companies

	Parent
	Loans		Debentures	Financial income
	Assets	Liabilities	Assets

Companhia Ultragaz S.A.	4,017	-	-	-
Oxiteno S.A Indústria e Comércio	1,874	-	-	-
Terminal Químico de Aratu S.A. - Tequimar	1,071	-	-	-
Ipiranga Produtos de Petróleo S.A.	-	-	773,907	108,150
Total as of December 31, 2010	6,962	-	773,907	108,150
Total as of December 31, 2009	5,188	-	768,894	76,136
Total as of January 1, 2009	77,034	1,825	-	-

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	3,316
Copagaz Distribuidora de Gas Ltda.	-	-	328	-
Liquigás Distribuidora S.A.	-	-	389	-
Oxicap Indústria de Gases Ltda.	9,654	-	-	1,222
Petróleo Brasileiro S.A. – Petrobras	-	-	-	245,250
Quattor Química S.A.	-	-	-	1,728
Química da Bahia Indústria e Comércio S.A.	-	3,195	-	-
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	9,519
SHV Gás Brasil Ltda.	-	-	1,537	-
Other	490	826	70	-

Total as of December 31, 2010	10,144	4,021	2,324	261,035
Total as of December 31, 2009	7,606	4,071	504	284,843
Total as of January 1, 2009	5,640	4,422	829	206,191

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Transactions

	Sales	Purchases

Braskem S.A.	16,269	606,813
Copagaz Distribuidora de Gas Ltda.	3,882	-
Liquigás Distribuidora S.A.	5,343	-
Oxicap Indústria de Gases Ltda.	6	13,698
Petróleo Brasileiro S.A. – Petrobras	140,359	24,938,419
Quattor Química S.A.	17,165	158,729
Refinaria de Petróleo Riograndense S.A. (*)	-	638,530
Servgás Distribuidora de Gas S.A.	1,201	-
SHV Gás Brasil Ltda.	2,411	-

Total as of December 31, 2010	186,636	26,356,189
Total as of December 31, 2009	109,396	23,397,175
Total as of January 1, 2009	43,346	19,865,787

(*)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 14.j.). Borrowing arrangements are contracted in light of temporary cash surpluses or deficits of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b. Key management personnel - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of the maintenance of a competitive compensation, and is aimed at retaining key officers and compensating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive´s experience, responsibility and his position´s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and other similar benefit; (b) variable compensation paid annually with a view towards aligning the executive´s and the Company´s objectives, and is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about stock compensation are contained in Note 8.c) and about post employment benefits in Note 22. In addition, the Company has a plan for variable long-term remuneration with the purpose of aligning the long-term interests of executive officers and shareholders, as well as the retention of these executives. The Ultrapar´executive officers may receive additional variable compensation depending on the Company’s shares’ performance between 2006 and 2011, reflecting the target of more than doubling the share value of the Company in 5 years.

As of December 31, 2010, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 28,101 (R$ 21,725 as of December 31, 2009). Out of this total, R$ 20,859 relates to short-term compensation (R$ 18,510 as of December 31, 2009), R$ 2,438 to compensation in stock (R$ 2,086 as of December 31, 2009) and R$ 4,804 (R$ 1,129 as of December 31, 2009) to post-employment benefits. In addition to the above amounts, the Company accrued R$ 26,500 related to the variable long-term remuneration plan.

c. Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of December 31, 2010, including tax charges, was R$ 39,164 (R$ 29,562 as of December 31, 2009). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended on December 31, 2010 in the amount of R$ 4,647 (R$ 3,430 as of December 31, 2009) was recorded as operating expense for the year. The values of the awards were determined on the date of award based on the market value of these shares on the BM&FBovespa.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The chart below summarizes the information on the shares awarded to executives of the Company:

Date of award	Restricted shares awarded *	Market value of shares (in R$) *	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded
November 10, 2010	260,000	26.78	9,602	(272)	9,330
December 15, 2009	250,000	20.75	7,155	(1,317)	5,838
October 7, 2008	696,000	9.99	9,593	(3,666)	5,927
December 12, 2007	160,000	16.17	3,570	(1,869)	1,701
November 9, 2006	207,200	11.62	3,322	(1,384)	1,938
December 14, 2005	93,600	8.21	1,060	(539)	521
October 4, 2004	167,900	10.20	2,361	(1,476)	885
December 17, 2003	239,200	7.58	2,501	(1,772)	729
	2,073,900		39,164	(12,295)	26,869

* The information above was adjusted to reflect the Company’s stock split (see Note 29).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

9	Income and social contribution taxes

a.       Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent			Consolidated

	12/31/2010	12/31/2009	1/1/2009	12/31/2010	12/31/2009	1/1/2009

Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	-	27,646	26,383	25,845
Provisions for contingencies	185	147	115	66,898	68,695	58,996
Provision for post-employment benefit (see Note 22.b)	-	-	-	30,843	23,563	23,684
Provision for differences between cash and accrual basis	-	-	-	16,414	15,015	176
Provision for goodwill paid on investments (see Note 13)	-	-	-	306,086	390,267	320,451
Other provisions	-	84	128	20,715	35,389	26,500
Tax losses and negative basis for social contribution to offset	-	-	-	59,978	82,203	64,898
Adoption of IFRS effect (see Note 2.2.h)	-	-	-	35,817	56,395	32,029

Total	185	231	243	564,397	697,910	552,579

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	-	364	421	520
Accelerated depreciation	-	-	-	109	125	145
Provision for adjustments between cash and accrual basis	-	-	-	7,931	4,753	29,020
Temporary differences of foreign subsidiaries	-	-	-	842	1,645	1,225
Transition Tax Regime effect	-	-	-	17,466	6,552	2,029

Total	-	-	-	26,712	13,496	32,939

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

	Parent	Consolidated

Up to 1 year	-	214,551
From 1 to 2 years	-	101,300
From 2 to 3 years	185	98,782
From 3 to 5 years	-	96,979
From 5 to 7 years	-	33,838
From 7 to 10 years	-	18,947

	185	564,397

b.       Conciliation of income and social contribution taxes on income

Income and social contribution taxes are conciled to the official tax rates as follows:

	Parent		Consolidated

	12/31/2010	12/31/2009	12/31/2010	12/31/2009

Income (loss) before taxes and equity in income of affiliates	14,089	(69,353)	1,060,396	628,531
Official tax rates - %	34	34	34	34
Income and social contribution taxes at the official tax rates	(4,790)	23,580	(360,535)	(213,701)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	358	1,504	11,182	(11,188)
Adjustment to estimated income	-	-	25,376	12,929
Interest on equity	-	(26,874)	-	-
Workers Meal Program (PAT)	-	-	387	683
Other adjustments	36	(28)	(2,352)	2,682
Income and social contribution taxes before tax incentives	(4,396)	(1,818)	(325,942)	(208,595)

Tax incentives - ADENE	-	-	30,728	20,575
Income and social contribution taxes in the income statement	(4,396)	(1,818)	(295,214)	(188,020)

Current	(4,350)	(1,806)	(191,218)	(182,222)
Deferred	(46)	(12)	(134,724)	(26,373)
Tax incentives - ADENE	-	-	30,728	20,575

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.       Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

d.	IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Income) tax loss carryforwards to be offset

The Company and its subsidiaries have a total of R$ 176,406 relating to IRPJ and CSLL tax loss carryforwards, which use is limited to 30% of taxable income of future periods, and that do not expire.

10	Prepaid expenses (Consolidated)

	12/31/2010	12/31/2009	1/1/2009

Rents	28,926	34,336	23,313
Stock compensation plan, net (see Note 8.c)	21,822	16,966	14,085
Advertising and publicity	3,769	2,614	3,053
Insurance premiums	8,457	3,213	5,723
Purchases of meal and transportation tickets	3,902	3,443	3,925
Taxes and other prepaid expenses	8,883	13,094	3,809

	75,759	73,666	53,908

Current	35,148	26,005	21,033

Non-current	40,611	47,661	32,875

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

11	Investments

a.           Subsidiaries (Parent company)

	December 31, 2010

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Shareholders’ equity adjusted for intercompany unrealized profits - R$	711,949	1,788,180	2,423,056	48,135
Net income for the year after adjustment for unrealized profits - R$	82,911	60,003	586,880	58,234

	December 31, 2009

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Shareholders’ equity adjusted for intercompany unrealized profits - R$	655,038	1,553,223	2,664,707	(7,897)
Net income for the year after adjustment for unrealized profits - R$	34,929	54,451	65,544	38,740

	January 1, 2009

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	105,952,000	296,000
Shareholders’ equity adjusted for intercompany unrealized profits - R$	620,109	1,522,587	2,511,333	(20,285)

Operating financial information of the subsidiaries is detailed in Note 19.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.	Sociedade Brasileira de Participações Ltda.	Total

Movements in investments:
Balance at the beginning of 2009	619,415	1,542,653	2,543,837	(20,285)	79,938	4,765,558
Implementation of New BR GAAP	694	(20,066)	(32,504)	-	-	(51,876)
Balance at the beginning of 2009-adjusted	620,109	1,522,587	2,511,333	(20,285)	79,938	4,713,682
Equity in income of affiliates	34,929	54,451	419,304	12,880	(17,076)	504,488
Dividends and interest on equity (gross)	-	(12,575)	(265,455)	-	-	(278,030)
Capital increase (reduction)	-	-	-	4,980	-	4,980
Tax liabilities on equity-method revaluation reserve	-	-	(373)	-	-	(373)
Merger and corporate reorganization	-	-	-	-	(62,862)	(62,862)
Valuation adjustment of subsidiaries	-	2,371	-	(198)	-	2,173
Translation adjustments of foreign-based subsidiaries	-	(13,611)	-	-	-	(13,611)
Others	-	-	(102)	-	-	(102)
Balance at the end of 2009	655,038	1,553,223	2,664,707	(2,623)	-	4,870,345
Equity in income of affiliates	82,911	60,003	586,880	19,336	-	749,130
Dividends and interest on equity (gross)	(26,000)	(14,154)	(378,384)	-	-	(418,538)
Capital increase (reduction)	-	200,000	(450,000)	-	-	(250,000)
Tax liabilities on equity-method revaluation reserve	-	-	(147)	-	-	(147)
Merger and corporate reorganization	-	-	-	-	-	-
Valuation adjustment of subsidiaries	-	2,403	-	(731)	-	1,672
Translation adjustments of foreign-based subsidiaries	-	(13,295)	-	-	-	(13,295)
Balance at the end of 2010	711,949	1,788,180	2,423,056	15,982	-	4,939,167

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the 33% interest in RPR attributed to the Company as of December 31, 2010:

R$

Current assets	49,725
Non-current assets	18,105

Current liabilities	26,292
Non-current liabilities	25,554

Net revenue from sales and services	319,406
Costs and operating expenses	(293,197)
Operating income	26,209
Net financial expenses and social contribution and income taxes	(6,873)
Net income	19,336

b.           Affiliated companies (Consolidated)

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total

Movements in investments:
Balance as of January 1, 2009	7,408	1,938	3,635	12,981
Capital reduction	(750)	-	-	(750)
Equity in income of affiliates	(35)	152	113	230

Balance as of December 31, 2009	6,623	2,090	3,748	12,461
Equity in income of affiliates	45	(15)	(26)	4

Balance as of December 31, 2010	6,668	2,075	3,722	12,465

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in the manufacture, marketing and processing of chemicals. The operations of this associated company are currently suspended.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and marketing of LPG containers, and in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of these associated companies are currently suspended.

	2010
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	4,557	9,360	682	834	81
Non-current assets	23,147	90,222	8,986	468	3,160
Current liabilities	702	7,928	-	26	122
Non-current liabilities	332	83,357	2,226	1,708	4,096
Shareholders´equity	26,670	8,298	7,442	(433)	(977)
Net revenue from sales and services	3,543	24,050	-	-	-
Costs and operating expenses	(3,684)	(24,271)	(74)	(143)	621
Net financial expenses and social contribution and income taxes	321	158	23	42	7
Net income	180	(63)	(51)	(101)	628

Number of shares or units held	20,125,000	156	1,493,120	3,000	1,384,308
Interest in the capital - %	25	25	50	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	2009
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	3,406	4,099	868	271	57
Non-current assets	24,309	40,451	8,821	1,120	3,375
Current liabilities	892	4,098	-	15	122
Non-current liabilities	332	32,091	2,196	1,708
Shareholders´equity	26,491	8,361	7,493	(332)	3,310
Net revenue from sales and services	3,668	22,530	-	-	-
Costs and operating expenses	(3,447)	(21,677)	161	(184)	362
Net financial expenses and social contribution and income taxes	200	(244)	64	(34)	(45)
Net income	421	609	225	(218)	317

Number of shares or units held	20,125,000	156	1,493,120	3,000	1,384,308
Interest in the capital - %	25	25	50	33	33

In the consolidated financial statements, the investment of subsidiary Oxiteno S.A. in the affiliate Oxicap is valued by the equity method of accounting based on its financial statements as of November 30, 2010, while the other affiliates are valued based on the financial statements as of December 31, 2010.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

12	Property, plant and equipment (Consolidated)

Movements in property, plant and equipment are as follows:

	Average annual depreciation rate	Balance as of 12/31/2009	Additions	Opening balance of DNP acquisition	Depreciation	Transfer	Write-offs	Exchange rate	Balance as of 12/31/2010

Cost:
Lands	-	396,324	1,454	1,962	-	1,118	(25,743)	554	375,669
Buildings	26	1,056,099	12,342	3,294	-	17,594	(42,462)	(739)	1,046,128
Leasehold improvements	12	363,849	4,918	9	-	15,660	(11,669)	(7)	372,760
Machinery and equipment	11	2,410,395	148,342	-	-	69,457	(23,301)	(3,057)	2,601,836
Light fuel/lubricant distribution equipment and facilities	14	1,340,917	98,978	8,909	-	33,240	(16,267)	-	1,465,777
LPG tanks and bottles	13	326,671	71,969	-	-	2	(35,760)	-	362,882
Vehicles	6	238,006	15,603	1,481	-	(56,763)	(24,076)	(843)	173,408
Furniture and utensils	7	93,697	10,367	237	-	(611)	(1,252)	3,357	105,795
Construction in progress	-	201,010	281,978	-	-	(59,315)	(584)	(618)	422,471
Advances to suppliers	-	79,569	13,866	-	-	(86,582)	(328)	-	6,525
Imports in progress	-	4,738	5,758	-	-	(10,068)	(88)	-	340
IT equipment	5	175,722	8,665	153	-	258	(6,002)	(500)	178,296

		6,686,997	674,240	16,045	-	(76,010)	(187,532)	(1,853)	7,111,887

Accumulated depreciation:
Buildings		(419,969)	-	(287)	(40,473)	1,089	22,649	116	(436,875)
Leasehold improvements		(168,860)	-	1	(28,044)	934	877	1	(195,091)
Machinery and equipment		(969,360)	-	-	(184,302)	4,552	17,058	1,477	(1,130,575)
Light fuel/lubricant distribution equipment and facilities		(776,969)	-	(996)	(69,211)	-	12,342	-	(834,834)
LPG tanks and bottles		(190,962)	-	-	(18,529)	-	19,236	-	(190,255)
Vehicles		(182,193)	-	(394)	(4,241)	67,603	9,550	329	(109,346)
Furniture and utensils		(53,252)	-	(135)	(10,538)	744	839	17	(62,325)
IT equipment		(139,038)	-	(92)	(13,654)	1,088	4,637	228	(146,831)

		(2,900,603)	-	(1,903)	(368,992)	76,010	87,188	2,168	(3,106,132)

Provision for loss:
Lands		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(1,697)	(157)	-	-	-	-	-	(1,854)
		(1,894)	(157)	-	-	-	-	-	(2,051)

Net		3,784,500	674,083	14,142	(368,992)	-	(100,344)	315	4,003,704

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Average annual depreciation rate	Balance as of 1/1/2009	Additions	Opening balance of Texaco acquisition	Depreciation	Transfer	Write-offs	Exchange rate	Balance as of 12/31/2009

Cost:
Lands	-	198,881	1,075	200,303	-	(595)	(2,746)	(594)	396,324
Buildings	25	781,117	5,896	263,057	-	8,200	(986)	(1,185)	1,056,099
Leasehold improvements	14	225,835	17,863	95,350	-	25,206	(402)	(3)	363,849
Machinery and equipment	10	2,209,711	124,745	1,304	-	87,573	(3,906)	(9,032)	2,410,395
Light fuel/lubricant distribution equipment and facilities	10	920,162	64,116	354,126	-	16,630	(14,117)	-	1,340,917
LPG tanks and bottles	10	314,997	42,013	-	-	218	(30,557)	-	326,671
Vehicles	5	241,773	7,528	4,024	-	8,349	(23,348)	(320)	238,006
Furniture and utensils	10	69,965	12,640	4,456	-	7,842	(986)	(220)	93,697
Construction in progress	-	168,576	183,263	11,416	-	(154,869)	(4,099)	(3,277)	201,010
Advances to suppliers	-	76,085	16,273	-	-	(12,663)	(126)	-	79,569
Imports in progress	-	3,432	1,571	-	-	(264)	-	(1)	4,738
IT equipment	5	158,493	10,945	9,815	-	342	(3,304)	(569)	175,722
		5,369,027	487,928	943,851	-	(14,031)	(84,577)	(15,201)	6,686,997

Accumulated depreciation:
Buildings		(314,050)	-	(78,794)	(36,532)	4,777	4,114	516	(419,969)
Leasehold improvements		(90,467)	-	(57,656)	(17,388)	(3,527)	175	3	(168,860)
Machinery and equipment		(788,511)	-	-	(188,037)	1,357	1,541	4,290	(969,360)
Light fuel/lubricant distribution equipment and facilities		(526,621)	-	(171,376)	(101,794)	12,693	10,129	-	(776,969)
LPG tanks and bottles		(188,114)	-	-	(22,542)	(133)	19,827	-	(190,962)
Vehicles		(176,235)	-	(2,683)	(24,039)	(89)	20,737	116	(182,193)
Furniture and utensils		(39,598)	-	(6,892)	(5,808)	(1,437)	466	17	(53,252)
IT equipment		(120,442)	-	(8,196)	(13,564)	390	2,396	378	(139,038)

		(2,244,038)	-	(325,597)	(409,704)	14,031	59,385	5,320	(2,900,603)

Provision for loss:
Lands		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(1,591)	(106)	-	-	-	-	-	(1,697)
		(1,788)	(106)	-	-	-	-	-	(1,894)

Net		3,123,201	487,822	618,254	(409,704)	-	(25,192)	(9,881)	3,784,500

 Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to toll manufacturing of equipment for expansion of plants.

The Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of the assets. As of December 31, 2010, the revaluation balance of property, plant and equipment was R$ 19,695 (R$ 20,503 as of December 31, 2009 and R$ 22,824 as of January 1, 2009).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

13	Intangible assets (Consolidated)

Movements in intangible assets are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total

Balance as of January 1, 2009	496,741	66,088	14,515	13,564	178,319	760	769,987
Opening balance of Texaco acquisition, net	177,759	145	-	-	220,485	1,659	400,048
Additions	-	31,968	5,543	-	126,150	318	163,979
Write-offs	-	(61)	-	-	-	(158)	(219)
Amortization	-	(28,033)	(3,645)	(549)	(97,122)	(158)	(129,507)
Exchange rate	-	(74)	-	-	-	(87)	(161)
Provision for loss	-	-	-	-	-	(434)	(434)
Balance as of December 31, 2009	674,500	70,033	16,413	13,015	427,832	1,900	1,203,693
Opening balance of DNP acquisition	46,541	-	-	-	41,740	-	88,281
Additions	-	26,891	-	-	208,211	2,605	237,707
Write-offs	(6,650)	(4,339)	-	-	-	(924)	(11,913)
Amortization	-	(24,390)	(4,402)	(549)	(142,702)	(88)	(172,131)
Provision for loss	-	-	-	-	-	(5)	(5)
Exchange rate	-	(8)	-	-	-	(13)	(21)
Balance as of December 31, 2010	714,391	68,187	12,011	12,466	535,081	3,475	1,345,611

Weighted average term of amortization (years)	-	5	5	30	5	10

Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased, and the net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill as of December 31, 2010, December 31, 2009 and January 1, 2009 (see Note 9.a):

	12/31/2010	12/31/2009	1/1/2009
Goodwill on the acquisition of:
Ipiranga	276,724	276,724	276,724
União Terminais	211,089	211,089	211,089
Texaco	177,759	177,759	-
DNP	46,541	-	-
Others	2,278	8,928	8,928
	714,391	674,500	496,741

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste , and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Market rights refer mainly to bonus expenses as provided in Ipiranga’s agreements with reseller gas stations and major consumers. Bonus expenses are recorded when incurred and recognized as an expense in income over the term of the agreement (typically 5 years).

Research & development expenses amounted to R$ 18,763 in the income for the year ended December 31, 2010 (R$ 22,176 in the income for the year ended December 31, 2009).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

14	Financing, debentures and finance lease (Consolidated)

a.           Composition

Description	12/31/2010	12/31/2009	1/1/2009	Index/Currency	Weighted average financial charges 12/31/2010 - % p.a.	Maturity
Foreign currency:
Notes in the foreign market (b)	413,284	431,029	577,365	US$	+7.2	2015
Syndicated loan (c)	99,749	104,076	139,976	US$ + LIBOR (i)	+1.2	2011
BNDES (d)	67,195	46,936	46,481	US$	+6.1	2011 to 2017
Foreign currency advances delivered	64,080	72,144	53,223	US$	+1.3	< 196 days
Advances on foreign exchange contracts	41,626	118,640	184,240	US$	+1.6	< 196 days
Financial institutions	16,656	12,166	19,758	MX$ + TIIE (ii)	+2.6	2011 to 2014
Financial institutions	6,740	9,639	48,952	US$ + LIBOR (i)	+2.1	2011
Financial institutions – RPR	1,581	-	-	US$	+0.9	2011
FINIMP	779	814	4,787	US$	+7.0	2012
Financial institutions	22	1,011	6,017	Bs (iii)	+28.0	2013
BNDES (d)	8	448	3,485	UMBNDES (iv)	+7.6	2011
FINIMP – RPR	-	16,588	-
Notes in the foreign market (c)	-	-	140,322
Subtotal	711,720	813,491	1,224,606

Local currency:
Banco do Brasil (e)	1,916,257	532,185	516,663	R$	+11.8	2012 to 2015
Debentures/Promissory notes (g)	1,196,116	1,187,866	1,203,823	CDI	108.5	2012
BNDES (d)	1,178,081	1,027,418	401,830	TJLP (v)	+3.7	2011 to 2019
Banco do Nordeste do Brasil	99,355	112,602	103,519	R$	+8.5 (vi)	2018
Loan – MaxFácil	77,391	110,816	108,373	CDI	100.0	2012
BNDES (d)	65,137	12,323	-	R$	+5.8	2011 to 2020
FINEP	61,738	68,104	60,447	TJLP (v)	+0.6	2013 to 2014
Working capital loan – União Vopak/RPR	23,765	18,497	37,223	CDI	116.2	2012 to 2014
FINAME	5,922	16,680	39,097	TJLP (v)	+2.9	2011 to 2013
Floating finance leases (h)	3,374	13,240	24,422	CDI	+1.7	2011
Fixed finance leases (h)	2,171	2,125	1,025	R$	+14.9	2011 to 2014
Others	634	4,340	4,117	CDI	+1.8	2011
Bank Credit Bill (f)	-	495,286	-

Subtotal	4,629,941	3,601,482	2,500,539

Income from currency and interest rate hedging instruments	54,372	51,752	9,107

Total	5,396,033	4,466,725	3,734,252

Current	820,484	1,144,215	1,720,445

Non-current	4,575,549	3,322,510	2,013,807

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.

(iii)	Bs = Venezuelan Bolivares Fortes.

(iv)
UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2010, 96% of this composition reflected the U.S. dollar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(v)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2010, TJLP was fixed at 6% p.a.

(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31, 2010, the FNE interest rate was 10% p.a. Over the interest, there is a compliance bonus of 15%.

The long-term amounts break down as follows by year of maturity:

	12/31/2010	12/31/2009	1/1/2009

From 1 to 2 years	2,197,838	919,214	751,336
From 2 to 3 years	1,024,879	1,701,962	263,327
From 3 to 4 years	440,504	111,216	105,647
From 4 to 5 years	824,695	66,603	78,739
More than 5 years	87,633	523,515	814,758
	4,575,549	3,322,510	2,013,807

As provided in Resolution IAS 39, the transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.i).

The Company’s management contracted hedging against foreign exchange exposure and interest rate for some debt (see Note 20).

b.           Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with the Company’ direct or indirect  controlling parties, or their subsidiaries, in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between its subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.             Notes in the foreign market and syndicated loan

In June 1997, the subsidiary Cia. Ultragaz issued US$ 60 million in notes in the foreign market (“Original Notes”). In June 2005, the subsidiary Oxiteno Overseas acquired all the Original Notes issued by subsidiary Cia. Ultragaz with funds from a syndicated loan in the amount of US$ 60 million with maturity in June 2008 and financial charge of 5.05% p.a. In June 2008, the subsidiary Oxiteno Overseas renewed the syndicated loan contracted in June 2005 in the amount of US$ 60 million. The syndicated loan has maturity in June 2011 and financial charge of LIBOR + 1.25% p.a. The Company contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the syndicated loan charge to 99.5% of CDI (see Note 20). The syndicated loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 14.b) must be maintained by the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

In April 2006, the subsidiary Oxiteno Overseas sold the Original Notes issued by Cia. Ultragaz to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (the Linked Notes), as described in Note 4, thus obtaining an additional return on this investment. On December 23, 2009 the subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes.

d.             BNDES

The Company and its subsidiaries have financing from BNDES, for some of their investments and for working capital.

During the effectiveness of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in annual audited balance sheet:

- capitalization level: shareholders’ equity / total assets equal to or above 0.30; and
- current liquidity level: current assets / current liabilities equal to or above 1.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

e.             Banco do Brasil

The subsidiary IPP has loans from Banco do Brasil to finance the marketing, processing or manufacture of agricultural goods (ethanol). During 2010, IPP raised an additional R$ 1,400,000 and renegotiated certain loans that would mature during this period in an amount of R$ 409,500. IPP contracted interest rate hedging instruments, thus converting the charges for those loans into an average 98.75% of CDI (see Note 20). Subsidiary IPP records its hedging instruments as a fair value hedge. Therefore, loans and hedging instruments are both stated at fair value from inception.

f.             Bank Credit Bill

In March 2009, subsidiary IPP contracted a Bank Credit Bill with Caixa Economica Federal (CEF) in the amount of R$ 500 million maturing in March 2012. In March 2010, subsidiary IPP settled this loan in advance.

g.             Debentures and Promissory notes

In June 2009, the Company made its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures with the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	May 19, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Annually
Reprice:	Not applicable

The funds obtained with this issuance were used for prepaid payment, in June 2009, of 120 Promissory Notes in the total amount of R$ 1,200,000 issued by the Company in December 2008.

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5%  CDI and its maturity date was extended to December 4, 2012. The debentures have annually interest payments and amortization in one single tranche at the maturity date, as according to the following characteristics:

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108,5% CDI
Payment of interest:	Annually
Reprice:	Not applicable

h.             Finance leases

The subsidiaries IPP, Serma and DNP have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors and IT equipment. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

The amounts of the equipments, net of depreciation, and of the liabilities corresponding to such equipments, recorded as of December 31, 2010, December 31, 2009 and January 1, 2009 are shown below:

		12/31/2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Equipments net of depreciation	20,731	1,973	848

Financing	3,374	1,568	603

Current	3,374	618	265
Non-current	-	950	338

	12/31/2009		1/1/2009
	Fuel distribution equipment	IT equipment and vehicles	Fuel distribution equipment	IT equipment and vehicles

Equipments net of depreciation	22,470	3,685	25,407	3,670

Financing	13,151	2,214	23,303	2,144

Current	10,079	649	11,335	1,246
Non-current	3,072	1,565	11,968	898

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The future disbursements (installments), assumed under these contracts, total approximately:

	12/31/2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,565	780	366
More than 1 year	-	1,069	468

	3,565	1,849	834

	12/31/2009		1/1/2009
	Fuel distribution equipment	IT equipment and vehicles	Fuel distribution equipment	IT equipment and vehicles

Up to 1 year	10,308	884	11,642	1,367
More than 1 year	3,140	1,849	12,239	1,107

	13,448	2,733	23,881	2,474

The above amounts include ISS tax payable on the monthly installments.

 i.            Transaction costs

Transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument and recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of 12/31/2009	Incurred cost	Amortization	Balance as of 12/31/2010

Debêntures (g)	0.6%	19,844	-	(5,993)	13,851
Bank Credit Bill (f)	0.8%	8,071	-	(8,071)	-
Notes in the foreign market (b)	0.2%	5,148	-	(1,043)	4,105
Banco do Brasil (e)	0.6%	94	27,974	(3,523)	24,545
Others	0.8%	959	386	(587)	758
Total		34,116	28,360	(19,217)	43,259

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Effective rate of transaction costs (% p.a.)	Balance as of 1/1/2009	Incurred cost	Amortization	Balance as of 12/31/2009

Debêntures (g)	0.6%	-	22,515	(2,671)	19,844
Bank Credit Bill (f)	0.8%	-	11,193	(3,122)	8,071
Notes in the foreign market (b)	0.2%	8,061	-	(2,913)	5,148
Banco do Brasil (e)	0.2%	723	-	(629)	94
Promissory notes (g)	1.1%	49	12,631	(12,680)	-
Others	0.7%	752	820	(613)	959
Total		9,585	47,159	(22,628)	34,116

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Debentures (g)	7,257	6,594	-	-	-	-	13,851
Notes in the foreign market (b)	821	821	821	821	821	-	4,105
Banco do Brasil (e)	10,442	6,590	4,488	2,291	734	-	24,545
Others	398	254	56	39	11	-	758
Total	18,918	14,259	5,365	3,151	1,566	-	43,259

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

j.             Guarantees

The financings are guaranteed by security interest in the amount of R$ 83,749 as of December 31, 2010 (R$ 653,462 as of December 31, 2009) and by guarantees and promissory notes in the amount of R$ 2,006,064 as of December 31 2010 (R$ 2,352,663 as of December 31, 2009).

In addition, the Company and its subsidiaries offer collateral in the form of bank letters of guarantee for commercial and legal proceeding in the amount of R$ 141,081 as of December 31, 2010 (R$ 265,209 as of December 31, 2009).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 7,768, as of December 31, 2010 (R$ 20,171 as of December 31, 2009), with maturities of no more than 211 days. As of December 31, 2010, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$ 190 as of December 31, 2010 (R$ 476 as of December 31, 2009 and R$ 452 as of January 1, 2009). This fair value is recognized in income as customers set their obligations with financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of December 31, 2010, there was no event of default of the debts of the Company and its subsidiaries.

15	Trade payables (Consolidated)

	12/31/2010	12/31/2009	1/1/2009

Domestic suppliers	901,272	859,626	543,178
Foreign suppliers	39,905	32,243	71,023

	941,177	891,869	614,201

The Company and its subsidiaries acquire fuel and LPG from Petrobras and ethylene from Braskem (see Note 8.a). These two suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at favorable prices and terms. The loss of any major supplier or a significant reduction in product availability from those suppliers could have a significant adverse effect on the Company. The Company believes that its relationships with suppliers are satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

16	Assets retirement obligation

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain use period. (see Note 2.3.k).

Movements in the assets retirement obligations are as follows:

Balance as of January 1, 2009	41,759
Opening balance of Texaco acquisition	19,982
Additions (new tanks)	2,786
Expenses with tanks removed	(3,278)
Adjustments of expenses	3,329
Balance as of December 31, 2009	64,578
Opening balance of DNP acquisition	166
Additions (new tanks)	1,666
Expenses with tanks removed	(5,828)
Adjustments of expenses	3,309
Balance as of December 31, 2010	63,891

Current	5,636
Non-current	58,255

17	Deferred revenue

The Company and its subsidiaries have recognized the following deferred revenues:

	12/31/2010	12/31/2009	1/1/2009

Initial franchise fee ‘am/pm’	8,346	6,069	4,453
Loyalty program Km de Vantagens (see Note 2.2.e)	11,547	9,927	-
Other	591	1,135	1,679
	20,484	17,131	6,132

Current	14,572	11,821	1,624
Non-current	5,912	5,310	4,508

The initial franchise fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

18	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on the São Paulo (“BM&FBovespa”) and New York Stock Exchanges (“NYSE”), with a subscribed and paid-in capital represented by 544,383,996 shares without par value, including 197,719,588 common and 346,664,408 preferred shares (see Note 29 about the Company’s stock split).

As of December 31, 2010, there were 55.504.444 preferred shares outstanding abroad in the form of American Depositary Receipts (“ADRs”).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company granted tag-along rights through a shareholders’ agreement, assuring non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In 2010, there were no stock repurchases.

As of December 31, 2010, the financial statements of the Company totaled 8,295,088 preferred shares and 26,468 common shares held in treasury, acquired at an average cost of R$ 14.45 and R$ 4.83 per share, respectively.

The price of preferred shares issued by the Company as of December 31, 2010 on BM&FBovespa was R$ 105.10 (this price, adjusted for the stock split, would be R$ 26.28).

c.	Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 11.88 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

e.	Profit reserve

Legal reserve

Under the Brazilian corporate law, the Company is required to appropriate 5% of annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve.

f.	Valuation adjustment

In valuation adjustment (i) the differences between the fair value and adjusted cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect the future cash flow are recognized directly in shareholders’ equity. In all cases, the gains and losses recorded in the shareholders’ equity are included in income, in the case of financial instruments prepayment.

g.	Cumulative translation adjustments of foreign currency

The change in exchange rates on foreign subsidiaries denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

h.	Dividends and allocation of net income for the year in the parent company

The shareholders are entitled under the Bylaws to a minimum annual dividend of 50% of adjusted net income calculated in accordance with the Brazilian Corporate Law.

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, are as follows:

2010

Net income for the year attributable to shareholders of Ultrapar	758,823
Legal reserve	(37,942)
Net income for the year attributable to shareholders of Ultrapar	720,881

Minimum mandatory dividends (50% of adjusted net income)	360,441
Interim dividends (R$ 0.33 per share, see Note 29)	(176,815)

Mandatory dividends payable – Current liabilities	183,626
Additional dividends to the mandatory minimum – Shareholders’ equity	68,323

Dividends payable (R$ 0.47 per share, see Note 29)	251,949

Retained earnings	292,117

19	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution of fuels and lubricants and related activities throughout all the Brazilian territory, since the acquisition of Texaco on April 1, 2009. The chemicals segment (Oxiteno) produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment (Ultracargo) provides storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The main financial information on each segment of the Company can be stated as follows:

	12/31/2010	12/31/2009
Net revenue:
Ultragaz	3,661,260	3,440,970
Ipiranga	36,483,456	30,485,795
Oxiteno	2,083,012	1,915,831
Ultracargo	293,262	336,621
Other (1)	366,349	284,843
Intersegment sales	(405,627)	(366,996)
Total	42,481,712	36,097,064

Intersegment sales:
Ultragaz	2,035	2,529
Ipiranga	38,372	40,640
Oxiteno	-	-
Ultracargo	39,395	64,073
Other (1)	325,825	259,754
Total	405,627	366,996

Net revenue, excluding intersegment sales:
Ultragaz	3,659,225	3,438,441
Ipiranga	36,445,084	30,445,155
Oxiteno	2,083,012	1,915,831
Ultracargo	253,867	272,548
Other (1)	40,524	25,089
Total	42,481,712	36,097,064

Operating income:
Ultragaz	181,201	171,314
Ipiranga	879,478	586,586
Oxiteno	114,144	68,503
Ultracargo	115,802	58,245
Other (1)	33,857	35,392
Total	1,324,482	920,040

Net financial income	(264,086)	(291,509)
Equity in income of affiliates	4	230
Income before taxes	1,060,400	628,761

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Additions to property, plant and equipment and intangible assets:	12/31/2010	12/31/2009
Ultragaz	167,403	125,741
Ipiranga	433,431	254,814
Oxiteno	228,047	163,808
Ultracargo	64,332	87,601
Other (1)	18,734	19,943
Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	911,947	651,907
Assets retirement obligation	(1,666)	(2,786)
Finance leases	-	(1,424)
Captalization of borrowing costs	(1,829)	438
Total investments to property, plant and equipment and intangible assets (cash flow)	908,452	648,135

	12/31/2010	12/31/2009
Depreciation and amortization charges:
Ultragaz	118,820	113,609
Ipiranga	269,085	251,375
Oxiteno	104,147	102,601
Ultracargo	28,866	52,834
Other (1)	9,911	8,901
Total	530,829	529,320

	12/31/2010	12/31/2009

Total assets:
Ultragaz	1,638,815	1,466,210
Ipiranga	6,376,269	5,832,197
Oxiteno	3,095,714	2,777,859
Ultracargo	997,438	888,165
Other (1)	881,607	518,195
Total	12,989,843	11,482,626

(1)	On the table above, the column “Other” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Geographic area information

All long-term assets are located in Brazil, except certain long-life assets located in Mexico, in the amount of R$ 26,460 as of December 31, 2010 (R$ 25,021 as of December 31, 2009), and in Venezuela, in the amount of R$ 8,078 as of December 31, 2010 (R$ 5,741 as of December 31, 2009).

The Company generates revenues from operations in Brazil, Mexico and Venezuela,as well as from exports of products to foreign customers, as disclosed below:

	12/31/2010	12/31/2009

Net revenue:
Brazil	41,869,667	35,466,486
Latin America, except Brazil and Mexico	287,645	301,212
North America	187,887	200,370
Far East	51,657	59,053
Europe	63,018	57,074
Other	21,838	12,869
Total	42,481,712	36,097,064

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

20	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance
The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of December 31, 2010 and December 31, 2009:

Assets and liabilities in foreign currency

Amounts in millions of Reais	12/31/2010	12/31/2009

Assets in foreign currency
Financial assets in foreign currency (except hedging instrument)	211.0	231.6
Foreign trade accounts receivable, net of provision for loss	123.6	112.2
Advances to foreign suppliers, net of accounts payable arising from imports	11.3	43.4
Investments in foreign subsidiaries	72.6	59.8
	418.5	447.0

Liabilities in foreign currency
Financing in foreign currency	(710.2)	(796.9)
	(710.2)	(796.9)

Currency hedging instruments	122.7	227.9

Net asset (liability) position	(169.0)	(122.0)

Net asset (liability) position – RPR1	13.6	87.0

Net asset (liability) position – Total	(155.4)	(35.0)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(1)
Amount disclosed due to its magnitude and to RPR having independent financial management. The net asset position as of December 31, 2010 of RPR reflects the amount of R$ 18.2 million of contracted exchange rate swaps primarily to protect the future import of oil, net of (i) R$ 1.6 million of financing in foreign currency and (ii) R$ 3.0 million of suppliers in foreign currency.

Based on the net liability position of R$ 169.0 million in foreign currency shown above, the Company estimates that a 10% devaluation of the Real would produce a total effect of R$ 16.9 million, of which R$ 22.2 million of losses recognized in income  and R$ 5.3 million of gain directly recognized in the shareholders’ equity in cumulative translation adjustments. Based on the same position, the Company estimates that a 10% valuation of the Real would produce a total effect of R$ 16.9 million, of which R$ 22.2 million of gains recognized in income and R$ 5.3 million of loss directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 2.3.o).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for CDI, as set forth in Note 4. Fund raising primarily results from financing from BNDES and other development agencies, debentures and funds raised in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2010, the Company and its subsidiaries had derivative financial instruments of interest rate linked to domestic loans, swapping pre-fixed interest of certain debts to floating rate.

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedge instruments and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue. As of December 31, 2010, Ipiranga maintained R$ 101,275 (R$ 98,330 as of December 31, 2009), Ultragaz maintained R$ 16,613 (R$ 12,719 as of December 31, 2009), Oxiteno maintained R$ 1,429 (R$ 2,089 as of December 31, 2009) and the subsidiaries of Ultracargo maintained R$ 615 (R$ 1,322 as of December 31, 2009) as a provision for potential loss on their accounts and assets receivables.

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, the Company and its subsidiaries examine the opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or affiliated companies, and finance such investments using cash generated from operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due from January to December 2011 totals R$ 820.5 million. Furthermore, the investment plan for 2011 totals R$ 1,044 million. On December 31, 2010, the Company and its Subsidiaries had R$ 3,220.4 million in cash, cash equivalents and short-term and long-term financial investments (for quantitative information, see Notes 4 and 14).

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above Sections of this Note, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Initial notional amount1		Fair value		Amounts payable or receivable for the period (12/31/2010)
			12/31/2010	12/31/2009	12/31/2010	12/31/2009	Amount receivable	Amount payable
					R$ million	R$ million	R$ million	R$ million

a –Exchange rate swaps receivable in U.S. dollars	Bradesco, ,	Jan 2011 to
Receivables in U.S. dollars	Goldman Sachs,	Dec 2015	US$ 165.8	US$ 202.8	271.0	350.8	271.0	-
Payables in CDI interest rate	HSBC, Itaú, Santander		US$ (165.8)	US$ (202.8)	(320.0)	(385.5)	-	320.0
Total result			-	-	(49.0)	(34.7)	271.0	320.0

b – Exchange rate swaps payable in U.S. dollars	Bradesco, Citibank,	Jan 2011 to
Receivables in CDI interest rates	Itaú, Santander	Apr 2011	US$ 89.2	US$ 69.2	153.0	122.1	153.0	-
Payables in U.S. dollars			US$ (89.2)	US$ (69.2)	(146.7)	(118.9)	-	146.7
Total result			-	-	6.3	3.2	153.0	146.7

c – Interest rate swaps in R$	Banco do Brasil	Feb 2012 to
Receivables in predetermined interest rate		May 2015	R$ 1,809.5	-	1,947.9	-	1,947.9	-
Payables in CDI interest rate			R$ (1,809.5)	-	(1,931.5)	-	-	1,931.5
Total result			-	-	16.4	-	1,947.9	1,931.5

d – Interest rate swaps in U.S. dollars	Itaú	Jun 2011
Receivables in LIBOR interest rate in U.S. dollars			US$ 60.0	US$ 60.0	98.6	100.7	98.6	-
Payables in fixed interest rate in U.S. dollars			US$ (60.0)	US$ (60.0)	(100.2)	(104.7)	-	100.2
Total result					(1.6)	(4.0)	98.6	100.2

e – NDFs (non-deliverable forwards) – RPR	Banco do Brasil,
Receivables in U.S. dollars	HSBC	Jan 2011	US$ 10.3	US$ 73.3	16.6	125.9	16.6	-
Payables in predetermined interest rate in R$			US$ (10.3)	US$ (73.3)	(18.1)	(127.8)	-	18.1
Total result			-	-	(1.5)	(1.9)	16.6	18.1

f – Exchange rate swaps payable in U.S. dollars – RPR	Safra	Jan 2011
Receivables in U.S. dollars			US$ 0.9	-	1.6	-	1.6	-
Payables in CDI interest rate			US$ 0.9)	-	(1.7)	-	-	1.7
Total result			-	-	(0.1)	-	1.6	1.7

Total gross result			-	-	(29.5)	(37.4)	2,488.7	2,518.2
Income tax			-	-	(5.1)	(1.6)	(5.1)	-
Total net result			-	-	(34.6)	(39.0)	2,483.6	2,518.2
Positive result (see Note 4)			-	-	19.8	12.7
Negative result (see Note 14)			-	-	(54.4)	(51.7)

1 In million. Currency as indicated

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap in U.S. dollars, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of December 31, 2010 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. As of December 31, 2010, the Company and its subsidiaries had outstanding swap contracts totaling US$ 165.8 million in notional amount and, on average, they had asset position at US$ + 5.64 p.a. and liability position at 121.01 % of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of December 31, 2010, these swap contracts totaled US$ 89.2 million and, on average, had an asset position at 76.35% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On December 31, 2010 these swap contracts totaled R$ 1,809.5 million, and on average had an asset position at 11.81% p.a. and liability position at 98.75% of CDI.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of December 31, 2010, the subsidiary Oxiteno Overseas had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on imports of oil denominated in U.S. dollars. On December 31, 2010 the subsidiary RPR held NDF (non-deliverable forwards) contracts with contracted average future U.S. dollar of R$ 1.8131/US$ and principal, proportional to the Company’s interest of US$ 10.3 million.

Hedging against foreign exchange exposure of liabilities in foreign currency (RPR) - The purpose of this contract is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of December 31, 2010, this swap contract totaled US$ 0.9 million in notional amount, proportional to the Company’s interest in RPR, and had asset position at US$ + 1.26% p.a. and liability position at 105.5 % of CDI.”

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries designate as cash flow hedges some instruments of protection for future cash flows. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On December 31, 2010 these instruments of protection amounted US$ 70.3 million.

In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of December 31, 2010 these instruments of protection totaled R$ 1,809.5 million. The Company and its Subsidiaries recognized a gain of R$ 18.2 million in the period, of which R$ 16.4 million refer to the result of instruments of protection and R$ 1.8 million refer to the fair value adjustment of the debt.

Gains (losses) on hedging instruments

The following tables summarizes the values of gains (losses) recorded in 2010 and 2009 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	2010
	Consolidated
	R$ million
	Income	Shareholders’ equity

A –Exchange rate swaps receivable in U.S. dollars	(30.7)	-
B – Exchange rate swaps payable in U.S. dollars	15.7	-
C - Interest rate swaps in R$	18.2	-
D - Interest rate swaps in U.S. dollars	(3.1)	2.4
E - NDFs (non-deliverable forwards) - RPR	(7.6)	(0.9)
F - Exchange rate swaps payable in U.S. dollars - RPR	(0.1)	-

Total	(7.6)	1.5

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	2009
	Consolidated
	R$ million
	Income	Shareholders’ equity

A –Exchange rate swaps receivable in U.S. dollars	(24.1)	-
B – Exchange rate swaps payable in U.S. dollars	30.5	-
C - Interest rate swaps in U.S. dollars	(2.2)	2.7
E - NDFs (non-deliverable forwards) - RPR	(5.4)	(0.2)

Total	(1.2)	2.5

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the income of the hedged subject (debt), and considers the designation effect of interest hedging in Reais.

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of December 31, 2010, December 31, 2009 and January 1, 2009 are stated below:

	12/31/2010		12/31/2009		1/1/2009
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents	72,793	72,793	128,340	128,340	164,351	164,351
Financial investments	3,127,806	3,127,806	2,193,886	2,193,886	1,936,476	1,936,476
Currency and interest hedging instruments	19,778	19,778	12,723	12,723	47,020	47,020

	3,220,377	3,220,377	2,334,949	2,334,949	2,147,847	2,147,847

Financial liabilities:
Financing	4,140,000	4,188,937	3,211,742	3,245,367	3,699,698	3,654,290
Debentures	1,196,116	1,182,380	1,187,866	1,187,866	-	-
Finance leases	5,545	5,545	15,365	15,365	25,447	25,447
Currency and interest hedging instruments	54,372	54,372	51,752	51,752	9,107	9,107
Other payables (1)	-	-	-	-	5,028	5,028

	5,396,033	5,431,234	4,466,725	4,500,350	3,739,280	3,693,872

1 For additional details, see Note 2.2.f) e 4.a).

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which correspond to their fair value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•	For fair value calculation of LPG’s notes in the external market (see Note 14.b) the price quoted in an active market is used.
•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2010, December 31, 2009 and January 1, 2009. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments (see Note 4), (iii) funding from the Banco do Brasil that is measured at fair value through profit or loss (see Note 14.e), (iv) accounts receivable that have vendor arrangements (see Note 14.j) and Ipiranga customer financing (see Note 5), which are measured at fair value through profit or loss. Thus, accounts receivable, loans and financing, accounts payable and trade payables are substantially classified as loans and receivables.

Fair value hierarchy of financial instruments

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s balance sheet as of December 31, 2010, December 31, 2009 and January 1, 2009:

	Fair value 12/31/2010	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	72,793	72,793	-	-
Financial investments	3,127,806	2,946,279	181,527	-
Currency and interest hedging instruments	19,778	-	19,778	-
	3,220,377	3,019,072	201,305	-
Liabilities:
Banco do Brasil	1,916,257	-	1,916,257	-
Currency and interest hedging instruments	54,372	-	54,372	-
	1,970,629	-	1,970,629	-

	Fair value 12/31/2009	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	128,340	128,340	-	-
Financial investments	2,193,886	2,004,917	188,969	-
Currency and interest hedging instruments	12,723	-	12,723	-
	2,334,949	2,133,257	201,692	-
Liabilities:
Currency and interest hedging instruments	51,752	-	51,752	-
	51,752	-	51,752	-

	Fair value 1/1/2009	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	164,351	164,351	-	-
Financial investments	1,936,476	1,233,043	703,433	-
Currency and interest hedging instruments	47,020	-	47,020	-
	2,147,847	1,397,394	750,453	-
Liabilities:
Currency and interest hedging instruments	9,107	-	9,107	-
Other payables	5,028	-	5,028	-
	14,135	-	14,135	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of December 31, 2010. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.36 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Based on the balances of the hedging instruments and hedged items as of December 31, 2010, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2010 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

		Scenario I (likely)
	Risk		Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	56,034	139,354	222,673
(2) Debts in dollars	appreciation	(56,034)	(139,353)	(222,672)
(1)+(2)	Net Effect	0	1	1

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(1,059)	(38,499)	(75,939)
(4) Gross margin of Oxiteno	devaluation	1,059	38,499	75,939
(3)+(4)	Net Effect	0	0	0

NDF exchange (RPR)
(5) NDF Receivables in U.S. Dollars	Dollar	0	4,288	8,575
(6) Petroleum imports / FINIMP	appreciation	0	(4,288)	(8,575)
(5)+(6)	Net Effect	0	0	0

Currency swaps receivable in U.S. dollars (RPR)
(7) U.S. Dollar / Real swaps	Dollar	0	396	791
(8) Debts in dollars	appreciation	0	(395)	(790)
(7)+(8)	Net Effect	0	1	1

For the sensitivity analysis of the interest rate hedging instrument in dollar, the Company used the future LIBOR curve (BBA – British Bankers Association) as of December 31, 2010 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Based on the three interest rate scenarios in dollar (LIBOR), management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on December 31, 2010. The result is stated on the table below:
	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in dollars)
(1) LIBOR swap - fixed rate	Increase in	(1)	52	105
(2) LIBOR Debt	LIBOR	0	(54)	(108)
(1)+(2)	Net Effect	(1)	(2)	(3)

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of December 31, 2010 for each swap and each debt (object of protection) maturities, for defining the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Based on three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value by the contracted rates and bringing them to present value by the interest rates of the estimated scenarios. The result is shown in the table below:
	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Increase in	0	(126,499)	(240,480)
(2) Fixed rate financing	prefixed rate	0	126,526	240,539
(1)+(2)	Net Effect	0	27	59

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

21	Contingencies and commitments (Consolidated)

a.            Civil, tax and labor proceedings

On October 7, 2005, the subsidiaries Companhia Ultragaz S.A. (“Cia Ultragaz”) and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 185,398 as of December 31, 2010 (R$ 135,821 as of December 31, 2009) and have recorded a corresponding liability.

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar, Transultra and Ultracargo Participações have filed actions with a motion for preliminary  injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia Ultragaz, Utingás and Tequimar opted to include the contingencies related to their processes within the Law 11941/09 amnesty and reclassified the contingencies’ amount to the line of taxes payables. The other subsidiaries maintain a provision of R$ 980 as of December 31, 2010 (R$ 914 as of December 31, 2009) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,481 as of December 31, 2010 (R$ 7,044 as of December 31, 2009).

Subsidiary IPP has a pending Declaratory Judgment Action challenging the constitutionality of Law No. 9.316/96, which has made CSLL nondeductible for the IRPJ calculation basis. The claim was denied in the first and second instances, an extraordinary appeal was not entertained by the STF (Federal Supreme Court), and the case was remanded to the lower Court for new trial. Backed by an order issued in a Provisional Remedy connected to the main action, the subsidiary made a deposit in court for the amounts challenged and maintains a provision for this contingency in the amount of R$ 12,934 as of December 31, 2010 (R$ 12,528 as of December 31, 2009).

The subsidiaries Oxiteno Nordeste and Oxiteno S.A. have a lawsuit for the exclusion of export revenues from the tax base for CSLL. The preliminary injunction was granted to Oxiteno Nordeste and the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$ 982 as of December 31, 2010 (R$ 902 as of December 31, 2009); the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested preliminary injunction, and is still normally paying the CSLL. Althought in August 2010 the STF has positioned itself against the thesis, this decision is effective just between the parties involved in that lawsuit, not affecting directly the subsidiaries lawsuit.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Transultra, RPR, Tropical Transportes Ipiranga Ltda. (“Tropical”), Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 57,302 as of December 31, 2010 (R$ 43,571 as of December 31, 2009); the others subsidiaries did not obtain a preliminary injunction and are awaiting the judgment of these lawsuits in the Federal Regional Courts.

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 35,583, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued is R$ 19,216 as of December 31, 2010 (R$ 21,724 as of December 31, 2009).

IPP and its subsidiaries maintain provisions for ICMS-related contingencies mainly in connection with (a) appropriation of a credit related to the difference between the amount that served as a basis for tax withholding and the amount actually charged in the sale to end consumers, which resulted in excess ICMS withholding by refineries: R$ 10,119; (b) tax-deficiency notices for interstate sales of fuels to industrial customers without payment of ICMS due to the interpretation of Article 2 of Supplementary Law No. 87/96: R$ 27,752; (c) tax-deficiency notices for the use of a deemed credit resulting from interstate transfers of Hydrated Ethyl Alcohol Fuel (HEAF), since, in the opinion of the state tax authority, the deemed credit was allowed only when resulting from acquisitions directly from third parties: R$ 5,994; (d) collection of ICMS-ST (State VAT Substitution) from distributors on interstate sales to end consumers, since there is no withholding under ICMS Agreements No. 105/92 and No. 112/93: R$ 4,798; (e) attorneys’ fees in connection with Motions to Stay Execution which have been adhered to in a tax amnesty in the State of Minas Gerais, since the fees had already been awarded against the company at the time of adhesion: R$ 9,078, (f) collection of ICMS on the common ground of non-payment, since there are several reasons that resulted in the tax assessments and whose rebuttal is not evident: R$ 14,241. During 2010, subsidiary IPP has adhered to amnesties granted by States of Goiás, Pará, Paraíba, Tocantins, Paraná and Minas Gerais and paid off a portion of its contingent liabilities, which significantly reduced its ICMS tax liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The main tax claims of the subsidiary IPP that were considered to pose a possible risk of loss, and based on this position, have not been provided for in the financial statements, relate to ICMS and related mainly to: (a) requirement of proportionate reversal of ICMS credits in view of the acquisitions of hydrous ethanol to give higher values than the its sales, because of the transfer of a portion of financial support for agriculturists (FUPA) made by the distributors upon the acquisitions subsequently reimbursed by the DNC (current National Oil Agency), R$ 85,197, (b) undue credit, relating to recognized ICMS tax credits in the subsidiary tax books, regarding which the Tax Authorities understand that there was no proof of their origin, R$ 14,747 (c) assessments for alleged lack of tax payment, R$ 23,157;  (d) records of notices issued in Ourinhos/SP for the operations to return the loan of ethanol made with tax deferral, R$ 23,292, (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by a preliminary injunction granted by STF, R$ 10,014, (f) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$ 18,553, (g) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 15,788 and
(h) assessment notices relating to the disallowance of ICMS credits legitimately appropriated by the company due to alledged non-compliance with formalities required under applicable law R$ 17,161.

The subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The non-provisioned amount of contingency, updated as of December 31, 2010, is R$ 60,053 (R$ 53,288 as of December 31, 2009). The subsidiary also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, and decided to include part of these cases within the Law 11941/09 amnesty, recording the corresponding amount of R$ 30,192 as taxes payable.

In 1990, the Petrochemical Workers’ Union (Sindiquímica), of which the employees of companies sited on Petrochemical Hub in the Camaçari, of which Oxiteno Nordeste and EMCA are members, filed individual claims against the subsidiaries for the performance of the Section 4 of the Collective Labor Agreement, which provided for a salary adjustment in lieu of the salary policies actually implemented. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica for recognition of the loss of effectiveness of such Section 4. Individual claims were denied. The collective dispute is currently awaiting trial by the STF. In the second half of 2010, some companies in the Camaçari Complex signed an agreement with Sindiquímica and reported the fact in the collective dispute. Based on the opinion of its legal advisors, who have reviewed the latest STF decision in the collective dispute and the position of the individual claims involving subsidiaries Oxiteno Nordeste and EMCA, the management of those subsidiaries decided that it was not necessary to record a provision as of December 31, 2010.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Subsidiary Cia. Ultragaz has answered an administrative proceeding before the CADE ( the Brazilian Antitrust Authority) based on alleged anticompetitive practices in municipalities of the Triângulo Mineiro region in 2001, in which a fine in the amount of R$ 23,104 was awarded against it. The execution of such administrative decision was suspended by a court order and the credit is being discussed in court. Based on the above elements and on the opinion of its legal advisors, the management of the subsidiary has not recorded a provision for this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 37 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided.
The Company has not recorded a provision for these cases because it believes that the likeliness of realization of this contingency is essentially remote, and also because it has insurance coverage for the full amount in dispute.

The Company and its subsidiaries have provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 91,552 as of December 31, 2010 (R$ 86,818 as of December 31, 2009) and also a provision of R$ 23,256 as of December 31, 2010 (R$ 18,390 as of December 31, 2009) to meet the contingencies of labor litigation.

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk (less-likely-than-50%), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the financial statements due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Movements in provisions are as follows:

Provisions	Balance as of 12/31/2009	Adoption tax amnesty	Opening balance of DNP acquisition	Additions	Write-offs	Adjustments	Balance as of 12/31/2010

IRPJ and CSLL	182,103	(19,670)	2,188	18,142	(190)	12,141	194,714
PIS and COFINS	67,990	-	985	10,190	(4,158)	4,956	79,963
ICMS	192,544	-	10,823	24,041	(130,605)	7,266	104,069
INSS	8,527	-	-	7,382	(1,498)	725	15,136
Civil litigation	86,792	-	3,317	1,964	(3,428)	2,999	91,644
Labor litigation	18,394	-	-	8,260	(5,300)	1,905	23,259
Others	6,905	-	-	764	(6,414)	91	1,346

Total	563,255	(19,670)	17,313	70,743	(151,593)	30,083	510,131

Provisions	Balance as of 1/1/2009	Opening balance of Texaco acquisition	Additions	Write-offs	Adjustments	Balance as of 12/31/2009

IRPJ and CSLL	143,657	12,528	14,619	(22)	11,321	182,103
PIS and COFINS	48,778	7,989	8,818	(1,702)	4,107	67,990
ICMS	62,687	132,121	1,186	(7,935)	4,485	192,544
INSS	8,101	-	-	(269)	695	8,527
Civil litigation	5,236	81,931	-	(503)	128	86,792
Labor litigation	17,273	14,916	-	(14,559)	764	18,394
Others	5,632	-	783	(212)	702	6,905

Total	291,364	249,485	25,406	(25,202)	22,202	563,255

Some of the provisions above involve deposits in court in the amount of R$ 252,009 as of December 31, 2010, R$ 204,283 as of December 31, 2009 and R$ 148,123 as of January 1, 2009.

The Company and its subsidiaries decided to include within the amnesty introduced by Law 11941/09 some of their debts before the Federal Revenue Service, General Attorney of the National Treasury and Social Security with the benefits of reduction of fines, interest and legal charges set in this Law, and recorded in its financial information in 2010 an expense of R$ 15,264, net of taxes. Subsidiary DNP also included debts under this amnesty in the total amount of R$ 23,233, recorded as income tax and social contribution payable.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.            Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimun moviment in tons per year	Maturity

Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of December 31, 2010, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to December 31, 2010 and December 31, 2009, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem.

	Minimum purchase commitment (accumulated until December)				Accumulated demand until December (actual)

	2010		2009		2010	2009

In tons of ethylene	145,455	(*)	189,694	(*)	171,521	168,938

(*) Adjusted for the maintenance stoppage carried out by Braskem in the period.

Subsidiary Oxiteno S.A has an ethylene supply agreement with Quattor Química S.A., maturiting in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.            Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the bases and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,307 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies. The risk assumptions adopted, given their nature, are not part of the scope of audit on financial information, and consequently haven’t been audited by our independent accountants.

d.            Operating lease contracts

The subsidiaries IPP and Serma have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	12/31/2010	12/31/2009	1/1/2009

Up to 1 year	752	554	739
More than 1 year	400	692	742
	1,152	1,246	1,481

The total payments of operating lease recognized as expense for the quarter was R$ 686 (R$ 909 as of December 31, 2009).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

22	Employee benefits and private pension plan (Consolidated)

a.            ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to its employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of December 31, 2010, the Company and its subsidiaries contributed R$ 13,041 (R$ 10,623 as of December 31, 2009) to Ultraprev, which amount is recorded as expense in the income statement for the year. The total number of employees participating in the plan as of December 31 , 2010 was 7,271 active participants and 48 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.            Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

The net liabilities for such benefits recorded as of December 31, 2010 are R$ 104,501 (R$ 102,040 as of December 31, 2009 and R$ 86,490 as of January 1, 2009), of which R$ 11,339 (R$ 11,960 as of December 31, 2009 and R$ 8,768 as of January 1, 2009) are recorded as current liabilities and R$ 93,162 (R$ 90,080 as of December 31 , 2009 and R$ 77,722 as of January 1, 2009) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 600/2009.

Significant actuarial assumptions adopted include:

Economic Factors

•     Discount rate for the actuarial obligation at present value - 10.29% per annum
•     Average projected salary growth rate - 6.32% per annum
•     Inflation rate (long term) - 4.24% per annum
•     Growth rate of medical services - 8.41% per annum

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Demographic factors

•     Mortality Table - AT 2000 Basic decreased by 10% (*)
•     Disabled Mortality Table - RRB 1983
•     Disability Table - RRB 1944 modified

(*) CSO-80 mortality table was used for the life insurance benefit.

23	Gross revenue (Consolidated)

	12/31/2010	12/31/2009

Gross revenue	44,201,026	37,851,350
Sales tax	(1,536,649)	(1,490,016)
Discount and sales return	(178,130)	(253,244)
Other deductions	(4,535)	(11,026)

Net income	42,481,712	36,097,064

The other deductions shown in the table above refer to deferred revenue as required by IFRS (see Notes 14.j and 17).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

24	Expenses by nature (Consolidated)

The Company opted for disclosing its consolidated income statement by function and is presenting below its breakdown by nature:

	12/31/2010	12/31/2009

Raw materials and materials for use and consumption	38,511,330	32,697,528
Freight and storage	673,133	559,830
Depreciation and amortization	530,829	529,320
Personnel expenses	1,049,639	973,841
Advertising and marketing	104,180	101,681
Services provided by third parties	132,624	127,463
Lease of real property and equipment	51,282	55,986
Other expenses	193,972	169,638

Total	41,246,989	35,215,287

Classified as:
Cost of products and services sold	39,322,888	33,443,570
General and administrative	759,679	751,422
Selling and marketing	1,164,422	1,020,295

Total	41,246,989	35,215,287

25	Income on disposal of assets

Income on disposal of assetsis determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. In 2010, the gain was R$ 78,969, including proceeds from the sale of property, plant and equipment; proceeds from the sale of interest in AGT and Petrolog, R$ 11,918; cash received in relation to Maxfácil, R$ 35,000; and the income of the position adjustment in fuel distribution pools, R$ 31,456. In 2009, the gain was R$ 18,932, primarily from the sale of property, plant and equipment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

26	Financial income (Consolidated)

	12/31/2010	12/31/2009

Financial revenues:
Interest on financial investments	217,866	129,494
Interest from customers	43,724	41,642
Other revenues	5,375	5,067
	266,965	176,203
Financial expenses:
Interest on financing	(328,489)	(315,956)
Interest on debentures	(133,428)	(81,124)
Interest on finance leases	(1,195)	(2,364)
Bank charges, IOF, and other charges	(22,655)	(39,054)
Monetary changes and changes in exchange rates, net of income from hedging instruments	(8,847)	(12,402)
Provisions updating and other expenses (*)	(36,437)	(16,812)
	(531,051)	(467,712)

Financial income	(264,086)	(291,509)

(*) In 2010, includes the effect related to the Company and its subsidiaries’ adhesion to a debt amnesty established by Law 11941/09 (see Note 21.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

27	Earnings per share

The table below presents a conciliation of numerators and denominators used in the computing earnings per share, considering the stock split approved on February 10, 2011 (see Note 29). As mentioned in Note 8.c), the Company has a share compensation plan. The impact of this share compensation plan on earnings per share was minimal for all the periods presented and consequently, the Company has not been presenting a separate calculation of diluted earnings per share.

	12/31/2010	12/31/2009
Basic and diluted earnings per share
Net income attributable to shareholders of the Company	765,303	437,135
Weighted average shares outstanding (in thousands)	535,848	535,573
Basic and diluted earnings per share – whole R$ (common and preferred shares)	1.43	0.82

Weighted average shares outstanding (in thousands)	12/31/2010	12/31/2009
Weighted average shares outstanding for basic per share:	533,989	533,989
Dilution effect
Stock compensation plan	1,859	1,584
Weighted average shares outstanding for diluted per share:	535,848	535,573

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

28	Reconciliation between information under New BR GAAP and IFRS (Parent Company)

Shareholders equity	12/31/2010	12/31/2009	1/1/2009

Shareholders equity, including non-controlling interest in subsidiaries	5,175,583	4,851,731	4,702,304

Non-controlling interest in subsidiaries	(22,253)	(35,119)	(38,187)
Shareholder equity under New BRGAAP	5,153,330	4,816,612	4,664,117

IFRS adoption effects:
Amortization and write-off of deferred charges (see Notes 2.2.c) and 2.3)	-	(9,819)	(15,604)
Social contribution and income taxes	-	3,339	5,306
Total	-	(6,480)	(10,298)
Shareholders´equity under IFRS	5,153,330	4,810,132	4,653,819

Net income	12/31/2010	12/31/2009

Net income under New BRGAAP	758,823	433,317
IFRS adoption effects:
Amortization and write-off of deferred charges (see Notes 2.2.c) and 2. 3)	9,819	5,784
Social contribution and income taxes	(3,339)	(1,966)
Total	6,480	3,818

Net income under IFRS	765,303	437,135

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

29	Subsequent event

On February 10, 2011, was approved the stock split of the shares issued by the Company at a ratio of 1 (one) existing share to 4 (four) shares of the same class and type (“Stock Split”), which will be divided into 544,383,996 shares without par value in registered form, including 197,719,588 common shares and 346,664,408 preferred stocks. See Notice to shareholders in February 10, 2011 to more details. All information disclosed into this report consider the effect of the stock split, following the requirement of IAS 33, item 64.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(2010 Financial Report)